UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 OF
THE SECURITIES EXCHANGE ACT OF 1934

For the month of June2007

MASISA S.A.
(formerly known as Terranova S.A.)
(Exact name of Registrant as specified in its charter)

MASISA S.A.
(formerly known as Terranova S.A.)
(Translation of Registrant’s name into English)

Republic of Chile
(Jurisdiction of incorporation or organization)

Av. Apoquindo 3650, Piso 10, Las Condes
Santiago, Chile
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒	Form 40-F ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2 (b) under the Securities Exchange Act of 1934.

Yes ☐	No ☒

If yes is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2 (b): 82

On August 27, 2007 the registrant filed a report with the Superintendencia de Valores y Seguros de Chile (Chilean Superintendent of Securities and Insurance) which included information of the registrant’s financial statements and results of its operations for the six month period ended on June 30, 2007. Attached is a free translation of the financial statements and results of operations from the original document in Spanish. The financial information included in this report was prepared according to the generally accepted accounting principles in Chile and does not include reconciliation to generally accepted accounting principles in the United States.

MASISA S.A.
(Free translation from the original in Spanish)

	As of June 30,
CONSOLIDATED BALANCE SHEET	2007	2006
	THUS$	THUS$
ASSETS
Total current assets	484,579	507,017
Cash and Banks	9,815	16,660
Time deposits	20,557	60,690
Marketable securities (net)	848	0
Accounts receivable (net)	145,064	126,088
Notes receivable (net)	9,960	11,232
Sundry debtors	23,058	23,410
Notes and accounts receivable from related companies	7,071	9,047
Inventories (net)	195,610	198,943
Recoverable taxes	54,751	45,902
Prepaid expenses	9,780	11,739
Deferred taxes	5,261	2,892
Other current assets	2,804	414
Leasing Contracts (net)	0	0
Assets for Leasing(net)	0	0
Total fixed assets	1,578,639	1,468,160
Lands	154,304	132,755
Buildings and infrastructure	213,836	211,084
Machinery and equipment	850,398	838,309
Other fixed assets	793,679	677,942
Goodwill from technical reappraisal of fixed asset	7,390	7,390
Depreciation (less)	-440,968	-399,320
Total other assets	-3,247	-23,049
Investments in related companies	4,118	4,409
Investments in other companies	217	205
Goodwill	2,382	1,207
Negative goodwill (less)	-56,168	-60,508
Long term debtors	4,780	4,837
Long term notes and accounts receivable from related companies	0	0
Long term deferred taxes	0	0
Intangible assets	1,370	53
Amortization (less)	-440	-21
Others	40,494	26,769
Leasing Contracts (net)	0	0
TOTAL ASSETS	2,059,971	1,952,128

The accompanying Notes N° 1 to 32 are a fundamental part of these consolidated financial statements,

MASISA S.A.
(Free translation from the original in Spanish)

	As of June 30,
CONSOLIDATED BALANCE SHEET	2007	2006
	THUS$	THUS$
Total current liabilities	358,035	260,721
Short term obligations to banks and financial institutions	93,846	73,426
Short term portion of long term obligations to banks and financial institutions	60,824	51,622
Obligations to the public -short-term portion (promissory note)	0	0
Obligations to the public -short-term portion (bonds)	53,134	30,096
Long term obligations due within one year	0	0
Dividends payable	365	503
Accounts payable	77,912	52,469
Notes payable	741	727
Sundry creditors	3,844	2,540
Notes and accounts payable to related companies	9,155	6,500
Provisions	33,416	22,166
Withholdings	15,799	15,455
Income tax	8,953	5,004
Revenue received in advance	18	187
Deferred Taxes	0	0
Other current liabilities	28	26
Total long-term liabilities	504,897	546,674
Obligations to banks and financial institutions	148,044	202,253
Long term obligations to the Public (bonds)	268,446	277,645
Notes payable Long Term	0	0
Long term sundry creditors	67	184
Notes and accounts payable to related companies Long Term	0	0
Long term Provisions	1,657	1,425
Long term Deferred taxes	70,615	46,599
Other long term liabilities	16,068	18,568
Minority interest	13,150	19,419
Total shareholders' equity	1,183,889	1,125,314
Paid/up capital stock	812,880	812,880
Capital revaluation reserve	0	0
Overcharge in company share sales	0	0
Other reserves	210,001	182,689
Retained Earnings	161,008	129,745
Reserves future dividends	51,424	51,424
Accumulated profits	90,089	73,072
Accumulated losses (less)	0	0
Net income (loss) for the period	19,495	5,249
Interim dividends (less)	0	0
Accumulated deficit for development period	0	0
Total liabilities	2,059,971	1,952,128

The accompanying Notes N° 1 to 32 are a fundamental part of these consolidated financial statements

MASISA S.A.
(Free translation from the original in Spanish)

	As of June 30,
CONSOLIDATED INCOME STATEMENT	2007	2006
	THUS$	THUS$
OPERATING RESULT	47,806	37,418
GROSS MARGIN	111,213	95,550
Operating Income	458,423	430,809
Operating costs (less)	-347,210	-335,259
Selling and administrative expenses (less)	-63,407	-58,132
NON /OPERATING RESULT	-26,523	-25,167
Financial Income	2,413	2,909
Net income on investments in related companies	0	349
Other non operating income	661	1,790
Loss on investments in related companies (less)	-248	0
Amortization of goodwill (less)	-48	-42
Financial expenses (less)	-20,827	-19,062
Other non/operating expenses (less)	-9,898	-5,301
Price/level restatements	1,011	401
Exchange Differences	413	-6,211
Result before income taxes and extraordinary items	21,283	12,251
Income taxes	-9,143	-14,992
Extraordinary Items	0	0
Net income (loss) before minority interests	12,140	-2,741
Minority interests	5,077	5,717
Net Income (Loss)	17,217	2,976
Amortization negative goodwill	2,278	2,273
NET INCOME (LOSS) FOR THE PERIOD	19,495	5,249

The accompanying Notes N° 1 to 32 are a fundamental part of these consolidated financial statements,

MASISA S.A.
 (Free translation from the original in Spanish)
	As of June 30 ,
CONSOLIDATED STATEMENT OF CASH FLOW -DIRECT	2007	2006
	THUS$	THUS$
Net cash flow from operating activities	73,707	53,190
Collection of accounts receivable	573,485	535,715
Financial income received	1,044	6,085
Dividends and other distributions received	0	0
Other income received	23,334	13,473
Payments of suppliers and personnel (less)	-470,900	-454,861
Interest paid (less)	-17,651	-29,649
Income tax paid (less)	-8,980	-7,110
Other expenses paid (less)	-1,535	-2,755
V,A,T, and similar paid (less)	-25,090	-7,708
Cash flow from financing activities	-893	4,672
Placement of shares	0	44,012
Loans drawn	100,495	208,078
Bonds	87,842	162,965
Documented loans from related companies	0	0
Other loans from related companies	0	0
Other financing sources	0	0
Dividends paid (less)	-12,508	-11,491
Distribution of capital (less)	0	0
Loans repaid (less)	-94,740	-228,435
Bonds paid (less)	-81,502	-169,605
Repayment of documented loans from related companies (less)	0	0
Repayment of other loan form related companies (less)	-480	0
Stock issuance and placement expenses (less)	0	-852
Bond issuance and placement expenses (less)	0	0
Other financing disbursements (less)	0	0
Net cash flow from investment activities	-88,643	-78,379
Sales of fixed assets	754	1,588
Sales of permanent investments	0	0
Sales of other investments	0	212
Collection of documented loans to related companies	0	0
Collection of other loans to related companies	0	0
Other investment income	0	0
Acquisition of fixed assets (less)	-83,892	-54,463
Interest capitalized repaid (less)	-3,112	-1,172
Permanent investments (less)	-2,371	-24,340
Investments in financial instruments (less)	-22	-204
Documented loans to related companies (less)	0	0
Other loans to related companies (less)	0	0
Other investment disbursements (less)	0	0
Net total cash flow for the period	-15,829	-20,517
Effect of inflation on cash and cash equivalents	0	10
Net variation in cash and cash equivalents	-15,829	-20,507
Initial balance of cash and cash equivalents	47,049	97,857
Final balance of cash and cash equivalents	31,220	77,350

The accompanying Notes N° 1 to 32 are a fundamental part of these consolidated financial statements,

MASISA S.A.
(Free translation from the original in Spanish)

	As of June 30 ,
RECONCILIATION OF NET INCOME TO NET CASH PROVIDED BY OPERATING ACTIVITIES	2007	2006
	THUS$	THUS$
Net income (loss) for the period	19,495	5,249
Results on sales of assets:	28	-43
(Profit) loss on sales of fixed assets	28	-43
Profit on sales of investments (less)	0	0
Loss on sales of investments	0	0
(Profit) loss on sales of other assets	0	0
Charges (credits) to income not affecting cash flow:	34,006	41,148
Depreciation for the period	24,960	25,408
Amortization of intangible assets	653	227
Write/off and provisions	3,049	935
Income from investment in related companies (less)	0	-349
Loss on investment in related companies	248	0
Amortization of goodwill	48	42
Amortization of negative goodwill (less)	-2,278	-2,273
Net price/level restatements	-1,011	-401
Net exchange difference	-413	6,211
Other credit to income not affecting cash flow (less)	-2,488	-57
Other charges to income not affecting cash flow	11,238	11,405
Changes in assets affecting cash flow (increases) decreases:	-33,445	-2,296
Accounts receivable	-24,261	-12,688
Inventories	-12,094	12,469
Other assets	2,910	-2,077
Changes in liabilities affecting cash flow (increases) decreases:	58,700	14,849
Accounts payable related to operating income	34,915	5,505
Interest payable	3,179	8,176
Net income taxes payable	163	-4,138
Other accounts payable related to non/operating income	3,790	3,764
Net value added tax and similar payable	16,653	1,542
Profit (loss) of minority interest	-5,077	-5,717
Net cash flow from operating activities	73,707	53,190

The accompanying Notes N° 1 to 32 are a fundamental part of these consolidated financial statements,

MASISA S.A.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
June 30 , 2007 AND 2006
(Free translation from the original in Spanish)

NOTE 1: INSCRIPTION IN THE SECURITIES REGISTER

Masisa S.A. is an open corporation whose shares are listed on the stock market; It was inscribed in the Securities Register with the number 0825 on March 24, 2004 and is subject to the regulatory authority of the Chilean Superintendence of Securities and Insurance and the United States Securities and Exchange Commission.

NOTE 2: SIGNIFICANT ACCOUNTING PRINCIPLES APPLIED

a) Accounting period

The consolidated financial statements cover the periods from January 1 to June 30, 2007 and 2006.

b) Preparation

These consolidated financial statements have been prepared in accordance with accounting principles generally accepted in Chile and the instructions of the Superintendence of Securities and Insurance. In the event of differences between the two, the instructions of the Superintendence of Securities and Insurance prevail.

c) Presentation

These financial statements are presented in United States dollars; the figures for the previous year are not therefore restated for comparison purposes.

Certain reclassifications have been made in the 2006 period for a better interpretation of these financial statements.

d) Basis of Consolidation

These consolidated financial statements include assets, liabilities, results, and cash flows at the closing of each period related to the Parent Company and its subsidiaries. The effects of transactions and unrealized results among the consolidating companies have been eliminated, and the ownership interest of minority investors is shown as Minority Interest.

e) Price-level Restatement

The indirect subsidiaries that carry their accounting figures in Chilean pesos, have adjusted their financial statements in order to recognize the effects on the variation of the price level restatement of that currency in the respective period. For these effects, the current legal dispositions have been applied, which establish that non currency assets and liabilities must be updated with effects on results. The applied index was the official Consumer Price Index, published by the National Statistics Institute (Instituto Nacional de Estadísticas) on a previous month basis, had a variation of 1.9% in 2007 (1.1% in 2006).

f) Currency translation

The Company is authorized to keep its accounts in United States dollars. The dollar is used as the common unit of account so the balances of assets and liabilities in different currencies have been expressed in US dollars at the exchange rates at the end of each period, Exchange differences are charged/credited to the income statement.

At June 30, 2007 and 2006, the principal exchange rates against the US dollar were:

	2007	2006
	per US dollar	per US dollar
Chilean Peso	526.8600	539.4400
Reales	1.9262	2.1643
Bolivares	2,150.0000	2,150.0000
Argentinean Peso	3.0930	3.0860
Colombian Peso	1,960.6100	2,633.1200
Mexican Peso	10.7926	11.4009
Euro	0.7389	0.7819
Unidad de Fomento	0.0283	0.0297

g) Time deposits and Marketable securities

Time deposits are shown at their investment value plus indexation adjustments and accrued interest to the end of the period. Marketable securities related to investments in mutual funds units are shown at their respective redemption values at the period-end.

h) Inventories

•	Products being processed and finished products are shown at their production cost, under the cost-by-absorption method.

•	Standing forests are shown at the forestry appraisal value of the plantations that are expected to be harvested during the following year.

•	Wood logs, pulp wood and native wood are shown at average production cost or at cost, as the case may be.

•	Materials, spares, supplies, etc at their average cost.

•	Imports in transit at cost.

It is the Company’s policy to make allowances for the obsolescence of materials and spares and for the reduced value of finished products when they show certain aspects like:

•	Replacement of old machinery or spares for unused machines.

•	Little alternative use of materials or spares with a low stock turnover.

•	Possible loss of commercial value of finished products due to deterioration in lengthy storage, as compared to the standards demanded by the market.

The value of the inventories does not exceed their net estimated realization or replacement value, as the case may be.

i) Estimate of uncollectible.

The Company’s policy is to make allowances for all accounts in judicial recovery and specific allowances for accounts that have a reasonable uncollectible risk.

j) Fixed Assets

Forest Plantations

Forest plantations are valued in accordance with the technical appraisal made by forestry engineers. Any incremental value so determined over the book value, that includes the financing cost during the growth period, has been credited to Forest reserve in Shareholders’ equity. The appraisal values have been determined on the basis of a formation cost value for young plantations and the estimated commercial value of standing timber for adult plantations.

The age at which the forest plantations are considered to be adult plantations, depends on their vegetative growth in each country.

Plantations expected to be harvested during the following year, based on a production plan, are shown as Inventories in Current assets.

Fixed assets, excluding plantations

Fixed assets are shown at their cost of acquisition or construction, or at their technical appraisal value, as the case may be, which includes financing costs during the construction period and the principal renovations or improvements. Maintenance and repair costs are charged to income in the period in which they are incurred.

Fixed assets that are temporally not in use at the period-end have been shown in Other fixed assets.

Fixed assets that are not in use and that are available for sale, have been classified as Others in the Other Assets account and are presented at their estimate realization value.

Technical appraisal

The technical appraisals were made in the form and periods set out in Circulars 1529, 1571 and 428 of the Superintendence of Securities and Insurance and are current at the date of these financial statements. No other technical appraisals have been booked.

k) Depreciation of fixed assets

Fixed assets are depreciated under the straight-line method over the estimated useful lives of the assets.

l) Intangible assets

The Company’s intangible assets, mainly water rights, are shown at their cost and are being amortized over a period of 40 years, as established in Technical Bulletin 55 of the Chilean Institute of Accountants.

m) Investments in related companies

Investments in related companies that do not consolidate, are shown at their proportional equity value, determined on the basis of their respective financial statements at the end of each period.

Foreign investments are adjusted to accounting principles generally accepted in Chile and translated to the company’s functional currency, as required by Technical Bulletin 64 of the Chilean Institute of Accountants.

The investments in national branches that take their accounting in Chileans pesos, are controlled in this currency and expressed in US dollars at the closing of each period. The appraisement differences due to conversion to dollars, that are not originated by the results of the Company, are adjusted in the equity account Conversion differences reserve, inside the item Other reserves.

n) Goodwill and negative goodwill

This represents the difference between the acquisition cost and proportional equity value of the investment at the time of purchase. These differences are amortized over the terms indicated in the Note - Goodwill and negative goodwill.

ñ) Financial transactions under resale agreements

Purchases of securities under resale agreements are shown at their present value calculated using the discount rate used for determining the price of each instrument at the time of its acquisition, and are shown in Current assets under Other assets.

o) Bonds payable

These relate to the placement of bearer bonds in Chile by Masisa S.A. and abroad by Masisa Overseas Ltd, which are valued at their initial face value plus indexation and interest accrued to the end of each period. The difference between the initial face value and the placement value is shown as a deferred asset which is being amortized on a straight-line basis over the term of the obligation.

p) Income tax and deferred taxes

The Company records its tax liabilities in accordance with current tax legislation.

The effects of deferred taxes resulting from timing differences between the financial and tax balance sheets are shown taking into account the tax rate current at the estimated time of reversal, as established in Technical Bulletin 60 of the Chilean Institute of Accountants. The effects of deferred taxes at the time of the implementation of that bulletin (January 2000) and not previously recognized, have been deferred and are being amortized against income over the estimated term for the reversal of the item originating the timing difference.

q) Severance payments

At June 30 of 2007 the Company has constituted provisions in order to cover the existent obligations with some unions that have a compensation benefit guaranteed by retirement.

Provisions are made for the severance payments that the Company has to pay in any event under individual or group work contracts, according to the present value of the benefit using the accrued cost method, with an annual discount rate of 7% and a permanence ratio in line with years of service in the Company.

r) Sales

Sales are recorded at the time of the transfer of the goods or provision of services and relate to sales of products made by the Company and third parties. Sales prices are determined by conditions in the destination markets and are shown net of related taxes, price discounts and other things that directly affect their determination.

s) Derivative contracts

The Company has interest rate and currency swap contracts with financial institutions. These were defined as hedging of forecasted transactions and are shown as established in Technical Bulletin 57 of the Chilean Institute of Accountants.

The fair value of these instruments has been shown in Other assets or Other liabilities depending on whether they are receivable from or payable to the respective financial institution.

Unrealized gains corresponding to outstanding contracts of existing items have been shown in Other liabilities and the results realized have been taken to Financial expenses or Exchange differences, depending on the nature of the swap hedge.

In those cases where it is confirmed that the hedge taken was ineffective, the contracts have been treated as investment instruments.

t) Computer software

The software currently used by the Company was acquired from SAP Chile S.A. and consists of the SAP R/3 system, version 4,6 C, which is being amortized over 4 years.

u) Research and Development expenses

Research and development expenses are charged to the results of the year in which they are incurred. No significant disbursements have been made by the Company for this purpose, since the creation of the Company.

v) Statement of cash flows

Cash and cash equivalents are considered the short term investments that have a minimum risk and that are part of the normal cash management and which can be quickly converted into known amounts of cash, with the intention to make such conversion within 90 days.

Cash flows from operating activities include all such cash flows related to the Company’s business, including interest paid and received, dividends received and in general all those flows that are not otherwise defined as related to investment or financing. The operating concept used in this statement is broader than the one used in the Statement of income.

w) Share issue costs

In accordance with the instructions given in Circular 1370 of the Superintendence of Securities and Insurance and its later modification (Circular 1736), share issue and placement costs were shown in an account called "Share issue and placement costs", deducted from Reserves in Shareholders’ equity.

The following is a list of the consolidated subsidiaries:

		Ownership as of
		30/06/2007		30/06/2006
RUT	Company	Direct	Indirect	Total	Total
99537270-3	INVERSIONES INTERNACIONALES TERRANOVA S.A.	60.0000	0.0000	60.0000	60.0000
81507700-8	FORESTAL TORNAGALEONES S.A.	94.9061	0.0000	94.9061	94.9061
77790860-K	MASISA PARTES Y PIEZAS LIMITADA	99.8000	0.2000	100.0000	100.0000
0-E	MASISA OVERSEAS LIMITED	100.0000	0.0000	100.0000	100.0000
0-E	MADERAS Y SINTÉTICOS DEL PERÚ S.A.C.	99.0114	0.8897	99.9011	99.9011
0-E	MASISA USA, INC.	25.1200	44.9280	70.0480	70.0480
0-E	MADERAS Y SINTÉTICOS SERVICIOS S.A. DE C.V.	99.0000	1.0000	100.0000	100.0000
0-E	MASISA ECUADOR S.A.	99.9000	0.1000	100.0000	100.0000
0-E	MASISA DO BRASIL LTDA.	98.3907	1.6093	100.0000	100.0000
0-E	MADERAS Y SINTÉTICOS MÉXICO S.A. DE C.V.	99.9999	0.0001	100.0000	100.0000
0-E	TERRANOVA PANAMÁ S.A.	0.0000	60.0000	60.0000	60.0000
0-E	TERRANOVA DE VENEZUELA S.A.	0.0000	60.0000	60.0000	60.0000
0-E	COFORVEN S.A.	0.0000	59.9700	59.9700	59.9700
0-E	FORESTAL TERRANOVA MEXICO S.A. DE C.V.	0.0000	59.9940	59.9940	59.9940
0-E	CORPORACIÓN FORESTAL GUAYAMURE C.A.	0.0000	51.0000	51.0000	51.0000
0-E	MASISA MADEIRAS LTDA.	0.0000	59.9940	59.9940	59.9940
0-E	MASISA COLOMBIA S.A.	0.0000	59.9940	59.9940	59.9940
0-E	CORPORACIÓN FORESTAL IMATACA C.A.	0.0000	60.0000	60.0000	60.0000
0-E	ANDINOS C.A.	0.0000	60.0000	60.0000	60.0000
0-E	FORESTAL ARGENTINA S.A.	1.3200	93.6530	94.9730	93.6500
0-E	MASISA ARGENTINA S.A.	98.0000	2.0000	100.0000	100.0000
0-E	FIBRANOVA C.A.	0.0000	60.0000	60.0000	60.0000
0-E	MASNOVA DE MEXICO S.A. DE C.V.	0.0000	80.0000	80.0000	80.0000
0-E	CC MAS S.A DE C.V.	0.0000	100.0000	100.0000	0.0000

NOTE 03 - CHANGES IN ACCOUNTING PRINCIPLES

During the period ended on June 30, 2007, there have been no changes in the use of accounting principles, relevant changes in any accounting estimate or changes related to the reporting entity with regard to the previous year that may significantly affect the interpretation of these consolidated financial statements.

NOTE 04 - Marketable securities

This note does not contain any text.

NOTE 05 - SHORT AND LONG TERM ACCOUNTS RECEIVABLE

The detail of debtors for sales, detailed by the country of the corporation that has the account to be collected is:

	2007	2006
	THUS$	THUS$

- Chile	41,510	32,730
- Venezuela	14,704	10,748
- Brazil	28,986	23,107
- Argentina	5,734	5,262
- Mexico	25,117	28,649
- Colombia	4,814	2,875
- United States	20,490	19,117
- Ecuador	1,475	2,332
- Peru	2,234	1,268
Total	145,064	126,088

	Current
	Less than 90 days		More than 90 days and up to 1 year			Current Total (net)		Long Term
	30-06-2007	30-06-2006	30-06-2007	30-06-2006	Sub-Total	30-06-2007	30-06-2006	30-06-2007	30-06-2006
Account receivable	133,481	119,240	16,516	12,757	149,997	145,064	126,088	2,506	2,125
Uncollectible receivables estimate	0	0	0	0	4,933	0	0	0	0
Notes receivable	9,940	10,973	528	1,222	10,468	9,960	11,232	0	880
Uncollectible receivables estimate	0	0	0	0	508	0	0	0	0
Sundry debtors	15,754	20,612	7,716	3,095	23,470	23,058	23,410	2,274	1,832
Uncollectible receivables estimate	0	0	0	0	412	0	0	0	0
Total Long Term receivable								4,780	4,837

NOTE 06 - BALANCES AND TRANSACTIONS WITH RELATED COMPANIES

The accounts receivable with related companies, correspond mainly to sales of products. These sales are expressed in US dollars.

Payment conditions and commercial accounts receivable are subject to normal market conditions and terms.

a) Notes and Accounts Receivable

RUT	Company	Short Term		Long Term
		30-06-2007	30-06-2006	30-06-2007	30-06-2006
Foreign	OXINOVA C.A	6,901	7,360	0	0
Foreign	AMANCO TUBOSISTEMAS HONDURAS	0	427	0	0
Foreign	PLYCEM CONSTRUSISTEMAS COSTA RICA S.A.	139	647	0	0
Foreign	PLYCEM CONSTRUSISTEMAS EL SALVADOR	0	226	0	0
Foreign	PLYCEM CONSTRUSISTEMAS GUATEMALA S.A.	0	123	0	0
Foreign	PLYCEM CONSTRUSISTEMAS NICARAGUA	0	264	0	0
Foreign	TEK BOARD OVERSEAS, INC.	25	0	0	0
Foreign	GRUPO NUEVA	6	0	0	0
TOTAL		7,071	9,047	0	0

b) Notes and accounts payables from related companies:

RUT	Company	Short-Term		Long-Term
		30-06-2007	30-06-2006	30-06-2007	30-06-2006
Foreign	OXINOVA C,A	7,731	6,010	0	0
Foreign	TEK BOARD OVERSEAS, INC	1,424	490	0	0
TOTAL		9,155	6,500	0	0

c) Related Party Transactions and balance:

				30-06-2007		30-06-2006
Company	RUT	Relationship Nature	Description of Transaction	Amount	Effect on Income, (debit/credit)	Amount	Effect on Income, (debit/credit)
OXINOVA C.A	Foreign	Merged	Services rendered	36	36	36	36
OXINOVA C.A	Foreign	Merged	Buys of products	12,671	-12,671	9,418	-9,418
OXINOVA C.A	Foreign	Merged	Land rent	6	6	0	0
PLYCEM CONSTRUSISTEMAS GUATEMALA S.A.	Foreign	Common Parent	Sales of products	207	87	269	54
PLYCEM CONSTRUSISTEMAS COSTA RICA S.A.	Foreign	Common Parent	Sales of products	276	116	863	216
PLYCEM CONSTRUSISTEMAS EL SALVADOR S.A.	Foreign	Common Parent	Sales of products	122	59	286	43
PLYCEM CONSTRUSISTEMAS HONDURAS S.A.	Foreign	Common Parent	Sales of products	0	0	315	115
PLYCEM CONSTRUSISTEMAS NICARAGUA S.A.	Foreign	Common Parent	Sales of products	0	0	244	49

NOTE 07 - INVENTORIES

Inventories as of June 30, 2007 and 2006 include the following:

	2007	2006
	THUS$	THUS$

Finished and process products	86,760	99,615
Imports in transit	27,879	24,074
Standing Timber	36,975	32,089
Raw Material, spare parts and materials	43,996	43,165
TOTAL	195,610	198,943

Inventories are shown net of allowance for THUS$8,005 (THUS$5,267 in 2006).

NOTE 08 - DEFERRED TAXES AND INCOME TAXES

a) Income tax

At June 30, 2007 the Company made no provision for income tax as it has total accumulated tax losses of ThUS$187,106 (ThUS$281,482 at June 30, 2006).

b) Deferred taxes

As required by Technical Bulletins 60, 68, 69 and 71 of the Chilean Institute of Accountants and Circular 1,466 of the Superintendence of Securities and Insurance, the Company showed deferred taxes arising from timing differences, tax losses and other events that create differences between the accounting and tax treatment of assets and liabilities, shown in the following table.

c) The result of income tax, generated by each country, is as follows:

Country	2007	2006
	THUS$	THUS$
Chile	5,067	(3,213)
Argentina	(4,414)	(3,986)
Brazil(*)	(8,093)	(5,762)
United States	1,781	(572)
Peru	(646)	(417)
Colombia	(829)	(415)
Others	(2,009)	(627)
Total	(9,143)	(14,992)

(*) The income tax in the Brazilian companies is strongly influenced by the variation between the Real currency and the US dollar, which generates exchange difference in the local accounting, when reevaluating the net liabilities in US dollars (nearly THUS$ 150,000). The variation registered in the real in this period is 9.91% (7.54% in 2006).

Deferred Taxes,

	30-06-2007				30-06-2006
	Assets deferred taxes		Liabilities deferred taxes		Assets deferred taxes		Liabilities deferred taxes
	Short Term	Long Term	Short Term	Long Term	Short Term	Long Term	Short Term	Long Term
Temporary Differences
Provision for uncollectible accounts	1,652	293	0	49	770	683	0	0
Anticipated income	0	0	0	0	0	0	0	0
Vacation provisions	666	0	0	0	583	0	0	0
Amortization of intangible assets	0	0	0	0	0	0	0	0
Leasing assets	0	0	0	0	0	0	0	0
Manufacturing expenses	0	0	1,140	0	0	0	1,115	0
Fixed assets depreciation	220	0	0	42,337	0	0	0	50,588
Severance payment	7	91	0	0	0	0	0	0
Others events	2,160	2,247	0	2,528	1,174	1,409	0	323
Expenses paid in advance	0	0	81	28	0	0	120	227
Fixed assets provision	0	1,424	0	0	0	2,340	0	0
Obsolescence provision	1,108	0	0	0	282	76	0	0
Other provisions	0	0	0	24,882	0	0	0	15,173
Forestry Reserve	0	0	0	45,734	0	0	0	37,445
Tax losses	3,054	94,819	0	0	2,018	123,334	0	0
Cost of activated funding	0	0	0	6,201	0	0	0	7,017
Non realized profits provision	502	199	0	0	0	236	604	0
Activated expenses in plantations	0	0	1,025	0	0	0	61	0
Others
Balance for Complementary assets net of amortization	0	1,048	0	15,705	35	1,469	0	17,502
Valuation provisions	1,862	62,586			0	79,937
Total	7,507	35,439	2,246	106,054	4,792	46,672	1,900	93,271

Income Taxes:

Items	30-06-2007	30-06-2006
Regular tax expense (tax provision)	-10,912	-6,450
Tax expenses adjustment (previous period)	0	-224
Effect for assets and liabilities for deferred taxes of the period	132	-6,127
Tax credit due to tax loss	2,693	-1,828
Effect for amortization of deferred assets and liabilities complementary accounts	-1,074	-710
Effect on assets and liabilities of deferred taxes for the changes in the valuating provisions	95	0
Other charges and credits in the account	-77	347
Total	-9,143	-14,992

NOTE 09 - Other Current Assets.

This note does not contain any text.

NOTE 10 - FIXED ASSETS

Goods related to fixed assets are valued as described in note 2 and are summarized as follows:

	2007			2006
Fixed assets	Book value	Cumulative Depreciation	Net Fixed Assets	Book value	Cumulative Depreciation	Net Fixed Assets
	THUS$	THUS$	THUS$	THUS$	THUS$	THUS$

Lands	154,304	-	154,304	132,755	-	132,755

Building
and infrastructure	213,836	(73,230)	140,606	211,084	(67,746)	143,338

Machinery and
equipment	850,398	(320,642)	529,756	838,309	(283,284)	555,025

Other fixed assets	793,679	(42,784)	750,895	677,942	(43,998)	633,944
-Plantations	619,362	-	619,362	566,653	-
566,653
-Sites under
Construction	107,896	-	107,896	41,981	-	41,981
-Other fixed assets	66,421	(42,784)	23,637	69,308	(43,998)	25,310

Negative Goodwill
Technical Reappraisal:	7.390	(4.312)	3.078	7.390	(4.292)	3.098
- Land	2,672	-	2,672	2,672	-	2,672
- Building and
infrastructure	4,718	(4,312)	406	4,718	(4,292)	426
Total	2,019,607	(440,968)	1,578,639	1,867,480	(399,320)	1,468,160

Depreciation for the year :	2007	2006
	THUS$	THUS$
Effect on Income
From Operations	22,337	22,928
Administrative Expenses	1,796	1,868
Non-operating	827	612

Activated
Negative Goodwill in
Plantations	33	66

Total	24,993	25,474

Plantations:

In the case of plantations, the book value includes forest appraisals conducted by forestry engineers. This value is distributed among plantations under fixed assets and forests in exploitation classified as inventories.

The Company and its subsidiaries that posses a forestry line of business, have recognized as of closing of their business periods a greater value of their forests and plantations, which is included in the forest reserve presented under the Equity item and has been determined through a comparison of the valorization described in Note 2.

Greater value of fixed assets due to real financial costs regarding plantations’ financing according to what is indicated in note 2 reached the amount of THUS$3,468 as of June 30, 2007,(THUS $3,985 in 2006) in addition, there was an activation by currency exchange difference of THUS$402 (activation of THUS883 in 2006).

Forestry subsidies:

The forestry subsidies received by Masisa S.A. are credited to the forestry subsidies account which is shown deducted from Plantations, and amounts to ThUS$5,413 at June 30, 2007 (ThUS$3,767 at June 30, 2006).

Accounting values provisions and inactive assets:

The Company has constituted a provision in order to adjust the countable value of the lines which operating flow projections reveal that the net flows that this line would generate in the future would not cover the respective charges due to depreciations.

Additionally, the company has temporarily inactive goods in some of its plants, For these assets the company maintains a provision, depreciation is shown under other non-operating expenses.

NOTE 11 - Leaseback sales transactions.

This note does not contain any text.

NOTE 12 - INVESTMENTS IN RELATED COMPANIES

This note does not contain any text.

			Investment Control	Number of	Participation %		Shareholder's Equity
	Company	Country	Currency	shares	30-06-2007	30-06-2006	30-06-2007	30-06-2006
Foreign	OXINOVA S.A.	VENEZUELA	DOLLARS	1,963,564	49.00000	49.00000	8,404	8,998

			Investment	Net Income for the period		Shareholder's Equity to just value		Net Income to just value
	Company	Country	Control Currency	30-06-2007	30-06-2006	30-06-2007	30-06-2006	30-06-2007	30-06-2006
Foreign	OXINOVA S.A.	VENEZUELA	DOLLARS	-506	713	0	0	0	0

			Investment	Net Income Accrued		VP/VPP		Unrealized Result		Book value of investment
	Company	Country	Control Currency	30-06-2007	30-06-2006	30-06-2007	30-06-2006	30-06-2007	30-06-2006	30-06-2007	30-06-2006
Foreign	OXINOVA S.A.	VENEZUELA	DOLLARS	-248	349	4,118	4,409	0	0	4,118	4,409
Total						4,118	4,409	0	0	4,118	4,409

NOTE 13 - INVESTMENT IN OTHER COMPANIES

It corresponds to shares in other companies such as Unión El Golf S.A., Control de Plagas Forestales, Copelec Ltd, among others. At the closing of the period, they had a value of THUS$ 217 (THUS$ 205 as of June 30 2006).

NOTE 14 - GOODWILL AND NEGATIVE GOODWILL

Goodwill

The purchase of the subsidiary Masisa Cabrero S.A., formerly Fibranova S.A., by the former Masisa S.A., generated goodwill for the Company which its expected to be amortized over 20 years in view of the expected returns from that subsidiary.

On May 2007, Masisa S.A. acquired 609,000 shares corresponding to 1.32% of Forestal Argentina S.A., generating a goodwill of THUS$ 1,265.

Negative goodwill

The purchase of 43.16% of the former Masisa S.A. by Forestal Terranova S.A. (company merged with the former Terranova S.A.) in July 2002 and of 0.544% in June 2003, generated a negative goodwill for the Company which is being amortized over a period of 15 years, taking into account that the assets of that company are mainly industrial and have an average useful life similar to that period.

The purchase by Forestal Terranova S.A. (company merged with the former Terranova S.A.) in October 2003 of 40.00% of Terranova S.A. generated negative goodwill which is being amortized over a period of 20 years.

The participation of the former Masisa S.A. in the capital increase of June 27, 2002 of Forestal Tornagaleones S.A., generated negative goodwill which is being amortized over a period of 20 years.

On November 15, 2005, Masisa S.A. bought 9,987,400 shares, equivalent to 34.35% of Forestal Tornagaleones S.A., generating negative goodwill that is being amortized over the remaining period of the original term, that is 20 years.

In January 2006 Forestal Tornagaleones S.A. purchased 22,406,455 shares, equivalent to 48.6% of Forestal Argentina, generating a Negative goodwill which is being amortized over a period of 20 years.

Goodwill

		30-06-2007		30-06-2006
RUT	Company	Amortization Amount for the Period	Goodwill	Amortization Amount for the Period	Goodwill
96623490-3	MASISA CABRERO S.A.	42	1,123	42	1,207
Foreign	FORESTAL ARGENTINA S.A.	6	1,259	0	0
	TOTAL	48	2,382	42	1,207

Negative Goodwill

		30-06-2007		30-06-2006
RUT	Company	Amortization Amount for the Period	Negative Goodwill	Amortization Amount for the Period	Negative Goodwill
81507700-8	FORESTAL TORNAGALEONES S.A.	427	12,194	427	13,049
92257000-0	MASISA S.A. (ANTIGUA)	1,383	27,919	1,383	30,684
96802690-9	TERRANOVA S.A.	168	5,535	168	5,871
Foreign	CORPORACIÓN FORESTAL GUAYAMURE C.A.	62	1,689	62	1,813
Foreign	FORESTAL ARGENTINA S.A.	238	8,831	233	9,091
TOTAL		2,278	56,168	2,273	60,508

NOTE 15 - INTANGIBLES

Under the intangibles account, the Company has classified mainly SAP R3 Licenses, Water Rights and other minors, which are being amortized. The value of these assets as of June 30, 2007 is THUS$ 930 (THUS$ 32 as of June 30 2006).

NOTE 16 - OTHER (FROM OTHER ASSETS)

As of June 30, 2007 and 2006, respectively, the following are the balances of Other Assets:

	2007	2006
	THUS$	THUS$

Market value of swaps	9,815	1,897
Goodwill and expenses in bonds placing (1)	4,871	5,832
Bond issue & placement costs (1)	5,177	6,189
Exploitation rights (2) (3)	10,097	10,536
Goods for sale	8,859	540
Others	1,675	1,775
TOTAL	40,494	26,769

(1)	Net of Amortization

(2)
In May 1997, subsidiary Terranova de Venezuela S.A. pre-paid the lease of a CVG-Proforca sawmill amounting to US$10 millions to enter the forestry business in Venezuela. Since the lease of the above sawmill was critical for negotiating purchase agreements of 59,000 hectares of Caribbean wood plantations and thus enter the forestry business in Venezuela, the Company’s Management classified the pre-paid lease as a forest exploitation right, since it considered it as part of the exploitation rights, The items described are being amortized based on the cubic meters (m3) obtained from the forest product that will be produced by the Terranova de Venezuela S.A.’s forest over a period of 20 years (starting from 1997), estimated in 13,168,000 m3.

(3)
In fiscal year ended December 31, 2000, Terranova de Venezuela S.A. acquired from its subsidiary Coforven S.A., exploitation rights for 236,000 m3/year of wood and a sawmill for THUS$ 3,324, Exploitation rights will be amortized based on the volume of m3 of forest products that will be produced by the forest for supplying the plants. Goodwill balance from the investment in Coforven recorded in the accounting books amounted to THUS$987 as of the sale date, which was included as part of the cost of exploitation rights, since Terranova de Venezuela S.A. is acquiring a significant share of Coforven S.A.’s productive assets. The asset value and exploitation rights were sold at reasonable market values and unrealized results were eliminated.

NOTE 17 - BANK AND FINANCIAL INSTITUTIONS SHORT-TERM OBLIGATIONS

This note does not contain any text.
Short Term (code 5.21.10.10)

				Types of currency and index readjustment
		US Dollar		Euro		Yen		Other foreign currency		UF		ThCh$ non readjustables		TOTAL
RUT	Bank or financial institution	30-06- 2007	30-06 -2006	30-06- 2007	30-06 -2006	30-06- 2007	30-06 -2006	30-06- 2007	30-06 -2006	30-06- 2007	30-06 -2006	30-06- 2007	30-06 -2006	30-06- 2007	30-06 -2006
97041000-7	BANKBOSTON N.A.	1,622	0	0	0	0	0	0	0	0	0	0	0	1,622	0
97004000-5	BANCO DE CHILE	12,650	0	0	0	0	0	0	0	0	0	0	0	12,650	0
97919000-K	ABN AMRO BANK	9,770	0	0	0	0	0	0	615	0	0	0	0	9,770	615
97080000-K	BICE	3,038	0	0	0	0	0	0	0	0	0	0	0	3,038	0
97018000-1	SCOTIABANK	4,300	0	0	0	0	0	0	0	0	0	0	0	4,300	0
Foreign	BANCO ITAU BBA S.A.	1,514	0	0	0	0	0	0	0	0	0	0	0	1,514	0
Foreign	BANCO MERCANTIL	0	0	0	0	0	0	26,585	27,418	0	0	0	0	26,585	27,418
Foreign	BANCO PROVINCIAL	0	0	0	0	0	0	9,306	8,214	0	0	0	0	9,306	8,214
Foreign	BANCO DE VENEZUELA	0	0	0	0	0	0	22,722	27,717	0	0	0	0	22,722	27,717
Foreign	CITIBANK VENEZUELA	0	0	0	0	0	0	2,339	9,462	0	0	0	0	2,339	9,462
	OTHERS	0	0	0	0	0	0	0	0	0	0	0	0	0	0
	Total	32,894	0					60,952	73,426					93,846	73,426
	Principal owed	32,460	0					56,792	72,364					89,252	72,364
	Average Rate	5.46%						10.07%	9.78%

Long Term - Short Term (code 5.21.10.20)

				Types of currency and index readjustment
RUT	Bank or financial institution	US Dollar		Euro		Yen		Other foreign currency		UF		ThCh$ no adjustment		TOTAL
		30-06- 2007	30-06-2006	30-06- 2007	30-06-2006	30-06- 2007	30-06-2006	30-06- 2007	30-06-2006	30-06- 2007	30-06-2006	30-06- 2007	30-06 -2006	30-06- 2007	30-06-2006
97006000-6	BANCO DE CREDITO E INVERSIONES	9,788	6,909	0	0	0	0	0	0	0	0	0	0	9,788	6,909
97030000-7	BANCO ESTADO	8,170	6,728	0	0	0	0	0	0	0	0	0	0	8,170	6,728
97053000-2	BANCO SECURITY	3,244	1,893	0	0	0	0	0	0	0	0	0	0	3,244	1,893
97023000-9	BANCO CORPBANCA	21,061	13,035	0	0	0	0	0	0	0	0	0	0	21,061	13,035
97039000-6	BANCO SANTANDER	5,087	4,367	0	0	0	0	0	0	0	0	0	0	5,087	4,367
97032000-8	BANCO BBVA	2,598	2,257	0	0	0	0	0	0	0	0	0	0	2,598	2,257
Foreign	BANCO DO BRASIL	1,015	0	0	0	0	0	0	0	0	0	0	0	1,015	0
Foreign	ABN AMRO BANK	35	32	0	0	0	0	0	0	0	0	0	0	35	32
Foreign	CORPBANCA VENEZUELA	0	0	0	0	0	0	0	0	0	0	0	0	0	0
Foreign	WESTDEUTSCHE LANDESBANK	81	3,033	0	0	0	0	0	0	0	0	0	0	81	3,033
Foreign	CITIBANK N.A.	81	74	0	0	0	0	0	0	0	0	0	0	81	74
Foreign	THE BANK OF NOVA SCOTIA	81	74	0	0	0	0	0	0	0	0	0	0	81	74
Foreign	RABOBANK NEDERLAND	4,534	4,769	0	0	0	0	0	0	0	0	0	0	4,534	4,769
Foreign	KREDITANSTALT FUR WIEDERAUFBAU	4,021	7,445	0	0	0	0	0	0	0	0	0	0	4,021	7,445
Foreign	BANCO ITAU BBA	1,028	1,006	0	0	0	0	0	0	0	0	0	0	1,028	1,006
	Others	0	0	0	0	0	0	0	0	0	0	0	0	0	0
	TOTAL	60,824	51,622	0	0	0	0	0	0	0	0	0	0	60,824	51,622
	Equity Amount in debt	59,133	50,122											59,133	50,122
	Average Rate	6.52%	8.05%

Percentage of the amount owed in foreign currency (%)	55.9800
Percentage of the amount owed in local currency (%)	44.0200

NOTE 18 - Other Current Liabilities

This note does not contain any text.

NOTE 19 - BANK AND FINANCIAL INSTITUTIONS LONG-TERM

The loans granted by Masisa Inversiones Limitada (Company absorbed by Masisa S.A. in June 2006) to the subsidiary Masisa do Brazil Limitada through Banco Itaú BBA SA., that rise to the amount of US$104,523,218.88, as shown in “Notes” issued by Banco Itaú BBA S.A., of which Masisa S.A. is the holder, these loans are presented reducing the corresponding debts for equal amount that the subsidiary Masisa do Brazil Limitada has with Banco Itaú BBA S.A.. This is recorded in “Cédulas de Crédito Bancário - Res.2770” which beneficiary is Banco Itaú BBA S.A., this in consideration that the documents in which this operations are established, allow to settle them with only the notification to the bank with the anticipation established in the respective documents.

Additionally and as consequence of the previously mentioned, the interests generated by the “Notes” and “Cédulas de Crédito Bancário - Res.2770” are presented net in the statement of income.

							More than 10 years		Date close actual period		Date close past period
RUT	Bank or financial institution	Currency	More than 1 year Up to 2 year	More than 2 year up to 3 year	More than 3 year Up to 5 year	More than 5 year Up to 10 year	amount	term	Total Long Term to close The financial Statements	Rate	Total Long Term to close The financial Statements
97006000-6	BANCO DE CRÉDITO E INVERSIONES	Dollar	4,028	2,777	0	0	0		6,805	6.75%	12,084
		Euros	0	0	0	0	0		0		0
		Yens	0	0	0	0	0		0		0
		UF	0	0	0	0	0		0		0
		non adjustable $	0	0	0	0	0		0		0
		Other currencies	0	0	0	0	0		0		0
97030000-7	BANCO ESTADO	Dollar	2,116	0	0	0	0		2,116	6.44%	6,347
		Euros	0	0	0	0	0		0		0
		Yens	0	0	0	0	0		0		0
		UF	0	0	0	0	0		0		0
		non adjustable $	0	0	0	0	0		0		0
		Other currencies	0	0	0	0	0		0		0
97036000-K	BANCO SANTANDER	Dollar	1,462	0	0	0	0		1,462	6.45%	4,386
		Euros	0	0	0	0	0		0		0
		Yens	0	0	0	0	0		0		0
		UF	0	0	0	0	0		0		0
		non adjustable $	0	0	0	0	0		0		0
		Other currencies	0	0	0	0	0		0		0
97023000-9	BANCO CORPBANCA	Dollar	4,005	0	0	0	0		4,005	6.45%	12,016
		Euros	0	0	0	0	0		0		0
		Yens	0	0	0	0	0		0		0
		UF	0	0	0	0	0		0		0
		non adjustable $	0	0	0	0	0		0		0
		Other currencies	0	0	0	0	0		0		0

							More than 10 years		Date close actual period		Date close past period
RUT	Bank or financial institution	Currency	More than 1 year Up to 2 year	More than 2 year up to 3 year	More than 3 year Up to 5 year	More than 5 year Up to 10 year	amount	term	Total Long Term to close The financial Statements	Rate	Total Long Term to close The financial Statements
97053000-2	BANCO SECURITY	Dollar	583	0	0	0	0		583	6.46%	1,750
		Euros	0	0	0	0	0		0		0
		Yens	0	0	0	0	0		0		0
		UF	0	0	0	0	0		0		0
		non adjustable $	0	0	0	0	0		0		0
		Other currencies	0	0	0	0	0		0		0
97032000-8	BANCO BBVA	Dollar	722	0	0	0	0		722	6.44%	0
		Euros	0	0	0	0	0		0		0
		Yens	0	0	0	0	0		0		0
		UF	0	0	0	0	0		0		0
		non adjustable $	0	0	0	0	0		0		0
		Other currencies	0	0	0	0	0		0		0
Foreign	THE BANK OF NOVA SCOTIA	Dollar	2,475	6,188	16,087	0	0		24,750	5.88%	24,750
		Euros	0	0	0	0	0		0		0
		Yens	0	0	0	0	0		0		0
		UF	0	0	0	0	0		0		0
		non adjustable $	0	0	0	0	0		0		0
		Other currencies	0	0	0	0	0		0		0

							More than 10 years		Date close actual period		Date close past period
RUT	Bank or financial institution	Currency	More than 1 year Up to 2 year	More than 2 year up to 3 year	More than 3 year Up to 5 year	More than 5 year Up to 10 year	amount	term	Total Long Term to close The financial Statements	Rate	Total Long Term to close The financial Statements
Foreign	CITIBANK N.A.	Dollar	2,475	6,188	16,087	0	0		24,750	5.88%	24,750
		Euros	0	0	0	0	0		0		0
		Yens	0	0	0	0	0		0		0
		UF	0	0	0	0	0		0		0
		non adjustable $	0	0	0	0	0		0		0
		Other currencies	0	0	0	0	0		0		0
Foreign	RABOBANK NEDERLAND	Dollar	6,475	10,188	20,838	2,000	0		39,501	6.05%	48,790
		Euros	0	0	0	0	0		0		0
		Yens	0	0	0	0	0		0		0
		UF	0	0	0	0	0		0		0
		non adjustable $	0	0	0	0	0		0		0
		Other currencies	0	0	0	0	0		0		0
Foreign	KREDITANSTALT FUR WIEDERAUFBAU	Dollar	3,800	3,800	0	0	0		7,600	7.58%	23,055
		Euros	0	0	0	0	0		0		0
		Yens	0	0	0	0	0		0		0
		UF	0	0	0	0	0		0		0
		non adjustable $	0	0	0	0	0		0		0
		Other currencies	0	0	0	0	0		0		0

							More than 10 years		Date close actual period		Date close past period
RUT	Bank or financial institution	Currency	More than 1 year Up to 2 year	More than 2 year up to 3 year	More than 3 year Up to 5 year	More than 5 year Up to 10 year	amount	term	Total Long Term to close The financial Statements	Rate	Total Long Term to close The financial Statements
Foreign	WESTDEUTSCHE LANDESBANK	Dollar	2,475	6,188	16,087	0	0		24,750	5.88%	31,161
		Euros	0	0	0	0	0		0		0
		Yens	0	0	0	0	0		0		0
		UF	0	0	0	0	0		0		0
		non adjustable $	0	0	0	0	0		0		0
		Other currencies	0	0	0	0	0		0		0
Foreign	BANCO BBVA	Dollar	0	0	0	0	0		0		2,164
		Euros	0	0	0	0	0		0		0
		Yens	0	0	0	0	0		0		0
		UF	0	0	0	0	0		0		0
		non adjustable $	0	0	0	0	0		0		0
		Other currencies	0	0	0	0	0		0		0
Foreign	ABN AMOR BANK	Dollar	1,100	2,750	7,150	0	0		11,000	5.88%	11,000
		Euros	0	0	0	0	0		0		0
		Yens	0	0	0	0	0		0		0
		UF	0	0	0	0	0		0		0
		non adjustable $	0	0	0	0	0		0		0
		Other currencies	0	0	0	0	0		0		0
	TOTAL		31,716	38,079	76,249	2,000	0		148,044		202,253

Total amount of liabilities in foreign currency:	0%
Total amount of liabilities in local currency:	100%

NOTE 20 - SHORT AND LONG TERM OBLIGATIONS WITH THE PUBLIC (PROMISSORY NOTES AND BONDS)

The bond obligations are:

Series C1 bonds

- Relate to 1,000 certificates of US$10,000 and Series C2 bonds corresponding to 200 certificates of US$100,000. Repayment of principal is due on June 15, 2008. They accrue compound interest in arrears at 5.00% annually, calculated on the basis of equal semi-annual 180-day periods starting on December 15, 2003.

Series B bonds

- Consists of 1,404 certificates of UF500 each for a 21-year term and a seven-year grace period for the repayment of principal. They accrue compound interest in arrears at 6.25% annually, calculated on the basis of equal semi-annual 180-day periods starting on December 15, 2003, with payments due on June 15 and December 15 each year. Repayments of the principal are due in twenty-eight semi-annual payments starting on June 15, 2011.

On January 12, 2006, the company issued two new lines of bonds which are recorded in the Securities Register of the Superintendence of Securities and Insurance with the numbers 439 and 440, on November 14 and 15, 2005 respectively, detailed as follows:

Series E bonds

- UF 2,750,000 was placed against the line No.439, with a 21-year term and 1 year’s grace and an interest rate of 4.75%.

Series D bonds

- UF 2,000,000 was placed against the line No.440, with a 7-year term and 2 year’s grace and an interest rate of 4.25%.

On June 7 2007, the Company issued bonds charged to the line 356 registered at the Securities Register of the Superintendence of Securities and Insurance with date November 10, 2003, detailed as follows:

Series F Bonds:

- Bonds for UF 500,000 were placed, with a 5 year “bullet” term, at a 3.50% rate.

Series G Bonds:

- Bonds for UF 500,000 were placed, with a 5 year “bullet” term, at a 3.50% rate.

Series H Bonds:

- Bonds for UF 1,500,000 were placed, with a 21 year term and 10 years of grace, at a 4.35% rate.

This bond was issued mainly to refinance the Series A Bond for UF 2,000,000, which was pre-paid totally on June 15, 2007.

- The Series D,E,F and G bonds are partially covered against the dollar exchange rate exposure against the Unidad de Fomento by swap contracts with Citibank N.A., Agency in Chile, Morgan Stanley Capital Services Inc, and Banco Santander Santiago (see Note 27) and have therefore been valued as required by paragraph 11 of Technical Bulletin 57 of the Chilean Institute of Accountants.

The subsidiary Masisa Overseas has outstanding bonds (“Private Placement”) for THUS$ 9,000. They were acquired by Insurance and Fund Companies in the United States. The amortization is THUS$ 9,000 per year, and the payment day is May 15, of each year, ending the year 2008. The interest rate is paid semi annually, in May and November of each year.

NOTE 20 - SHORT AND LONG TERM OBLIGATIONS WITH THE PUBLIC (PROMISSORY NOTES AND BONDS)

Registration Number or		Nominal amount	Currency			Periodicity		Par Value		Place of the transaction
Instrument Identification	Series	Valid placement	of bond adjustment	Interest rate	Final maturity	Interest Payment	Amortization Payment	31-03-2007	31-03-2006	Chile or Foreign
Short term Portion of Long Term Bond
356	SERIE A	0	U.F.	5.00%		Semi annual	2006	0	16,980	Local
355	SERIE B	0	U.F.	6.25%		Semi annual	2011	64	61	Local
336	SERIE C	30,000,000	USD	5.00%		Semi annual	2008	30,062	62	Local
440	SERIE D	200,000	U.F.	4.25%		Semi annual	2008	7,689	590	Local
439	SERIE E	137,500	U.F.	4.75%		Semi annual	2007	5,787	3,218	Local
356	SERIE F	0	U.F.	3.50%		Semi annual	2012	77	0	Local
356	SERIE G	0	U.F.	3.50%		Semi annual	2012	77	0	Local
356	SERIE H	0	U.F.	4.35%		Semi annual	2017	285	0	Local
PRIVATE PLACEMENT	SERIE B	9,000	USD	8.06%		Semi annual	2006	9,093	9,185	Foreign
Total Short Term Portion								53,134	30,096

Long Term Bond
356	SERIE A	0	U.F.	5.00%		Semi annual	2006	0	58,020	Local
355	SERIE B	702,000	U.F.	6.25%		Semi annual	2011	24,815	23,621	Local
336	SERIE C	0	USD	5.00%		Semi annual	2008	0	30,000	Local
440	SERIE D	1,800,000	U.F.	4.25%		Semi annual	2008	65,049	66,688	Local
439	SERIE E	2,543,750	U.F.	4.75%		Semi annual	2007	90,207	90,316	Local
356	SERIE F	500,000	U.F.	3.50%		Semi annual	2012	17,675	0	Local
356	SERIE G	500,000	U.F.	3.50%		Semi annual	2012	17,675	0	Local
356	SERIE H	1,500,000	U.F.	4.35%		Semi annual	2017	53,025	0	Local
PRIVATE PLACEMENT	SERIE B	0	USD	8.06%		Semi annual	2006	0	9,000	Foreign
Total Long Term								268,446	277,645

NOTE 21- PROVISIONS AND WRITE-OFFS

 Short-term Provisions

	2007	2006
	THUS$	THUS$
Related to the Personnel:
Vacations	5,787	4,927
Gratifications	700	700
Sundry compensations	925	218
Incentive bonds to the personnel	2,701	2,294
Other benefits	2,863	976

Other Provisions:
Participation of the Board	436	320
Consultancies and services	2,003	977
Major repairs and plant shutdowns	1,201	421
Imports and exports expenses	1,463	786
Commissions	1,778	1,549
Goods and services receivable	2,043	2,357
Contingent liabilities	1,674	1,237
Missing inventories provision	726	195
Other Taxes	7,687	4,807
Other Provisions	1,429	402

TOTAL	33,416	22,166

Long-term Provisions
	2007	2006
	THUS$	THUS$

Proforca provision (*)	1,118	1,000
Antiquity Bonds provision	259	-
Sundry taxes provision	-	425
Severance Payment Provision	280	-

TOTAL	1,657	1,425

Provisions presented net from assets that originate them:

	2007	2006
	THUS$	THUS$

Provision for irretrievable debtors	5,853	7,169
Provision for inventory	8,005	5,267
Provision for fix assets	8,729	12,547

(*) Estimated cost of having to reforest 7,500 hectares that must be delivered to CVG Proforca C.A. by the end of the actual usufruct contract that Masisa S.A. has with that company, which ends in the year 2027.

NOTE 22- SEVERANCE PAYMENT

Severance payments are as follows:

	2007	2006
	THUS$	THUS$
Balances as of January 1st	280	21
Provision for the period	-	-
Payments for the period	-	(21)

Balances as of June 30	280	-

The charges to income during this period under this concept amounted to THUS$ 0 (THUS$ 0 on 2006).

NOTE 23- OTHER LONG TERM LIABILITIES

Balance as of June 30 is set forth in detail (THUS$):

	Expire			Values
	2008	2009	2010	2007	2006
	(THUSD)
ICMS Tax payable on long term	3,694	4,006	5,680	13,380	13,327
Unrealized profit made by coverage operations of
existing entries	979	-	-	979	4,018
Swap market value of rates and currencies	1,709	-	-	1,709	1,223

TOTAL	6,382	4,006	5,681	16,068	18,568

NOTE 24- MINORITY INTEREST

The breakdown of the minority interest recorded by the Company, both in liabilities and net income is as follows:

	Liabilities		Net income for the period
	2007	2006	2007	2006
	THUS$	THUS$	THUS$	THUS$

Forestal Tornagaleones S.A.	7,203	6,494	(136)	(37)
Forestal Argentina S.A.	-	945	(12)	(12)
Maderas y Sintéticos de Peru S.A.	7	2	-	-
Corporación Forestal Guayamure C.A.	1,992	1,940	9	86
Invers, Internacionales Terranova S.A.	3,940	10,032	5,216	5,680
Masisa Madeiras Ltda.	7	6	-	-
Corporación Forestal de Venezuela C.A.	1	-	-	-
Total	13,150	19,419	5,077	5,717

NOTE 25 - SHAREHOLDERS' EQUITY VARIATIONS

a) Paid capital

The subscribed and paid capital at June 30, 2007 amounts to US$812,879,756 divided into 5,667,750,881 shares of no nominal value.

b) Distribution of earnings

The dividend policy established by Masisa S.A. is to distribute annually to shareholders a sum of no less than 30% and no more than 50% of the consolidated net income for each year, without the payment of interim dividends.

The following shows the dividends per share that the shareholders’ meeting agreed to during the years 2007 and 2006, shown in dollars as of the date of payment:

On 2007:

			Dividend	No, of third
		Month	per share	party
Dividend		paid	US$	shares

Mandatory	Year 2006 N°.12	May-2007	0.0013197737	5,667,750,881
Additional	Year 2006 N°.12	May-2007	0.0008798492	5,667,750,881

On 2006:

			Dividend	No, of third
		Month	per share	party
Dividend		paid	US$	shares

Mandatory	Year 2005 N°.11	May-2006	0.001216508	5,667,750,881
Additional	Year 2005 N°.11	May-2006	0.000811005	5,667,750,881

c) Other reserves comprise the following:

Forest Reserve:

The forest reserve amounts to ThUS $195,614 (ThUS$ 170,926 on 2006), corresponding to the difference between the plantations’ appraisal value and their respective historic cost which includes the real cost of financing. This reserve is booked net of deferred tax in accordance with Technical Bulletins 60 and 69 of the Chilean Institute of Accountants.

Other Reserves:

Other reserves arose from the conversion to US dollars of the equity of some subsidiary and associate companies that maintained or maintain their accounts in Chilean pesos, amounting to ThUS$16,544 (ThUS$16,128 in 2006), for the constitution of a legal reserve in foreign subsidiaries of ThUS$100 (ThUS$100 in 2006) and, shown deducted from Shareholders’ equity, the costs of the issue and placement of shares related to the last capital increase, THUS$ 4,516 (THUS$4,465 in 2006).

d) Own-issued shares

The following was taken into account in order to quantify the number of shares in the table 21 "Acquisition and holding of shares of own emission":

From the total shares of own emission that the company once possessed, product of the merger with old Masisa S.A., part of them were placed in new shareholders and the rest was used in a decrease of capital, according to the Law 18,046 of Anonymous Companies, as it is shown in the annexed tables of this Note. To the date, the Company does not possess any shares of own emission.

e) Adjustments to previous Net Incomes

During the last period, the Company detected an inventory missing which affects the amount of the Packaging Materials account which happened as a result of a parametrizing error in the tariffs used to value this materials consumption in the Company’s costs systems.

This error, which has its origin mainly in the 2005 period, was registered against accumulated results in the company’s shareholder’s equity for an amount of ThUS$1,935.-

	30-06-2007
	Paid-in capital	Reserve for Capital Revaluation	Overpricing on sales of shares	Other Reserves	Reserve for future dividends	Accumulated income	Interim Dividends	Deficit during development period	Period Income
Initial Balance	812,880	0	0	219,494	51,424	73,072	0	0	29,485
Previous period income distribution	0	0	0	0	0	29,485	0	0	-29,485
Definitive dividend of previous period	0	0	0	0	0	-12,468	0	0	0
Capital Increase with shares issue	0	0	0	0	0	0	0	0	0
Capitalization of reserves and/or profits	0	0	0	0	0	0	0	0	0
Deficit accumulated during development period	0	0	0	0	0	0	0	0	0
Dividends Payment	0	0	0	568	0	0	0	0	0
Capital effects due to merger	0	0	0	-10,061	0	0	0	0	0
Adjustment For Conversion difference	0	0	0	0	0	0	0	0	0
Forestry reserve	0	0	0	0	0	0	0	0	0
Emission and placement costs	0	0	0	0	0	0	0	0	0
Previous period income Adjustments	0	0	0	0	0	0	0	0	0
Capital reduction due to end of legal period	0	0	0	0	0	0	0	0	0
Equity capital revaluation	0	0	0	0	0	0	0	0	0
Net income for the period	0	0	0	0	0	0	0	0	19,495
Interim dividends	0	0	0	0	0	0	0	0	0
Final Balance	812,880	0	0	210,001	51,424	90,089	0	0	19,495
Actualized Balance

	30-06-2006
	Paid-in capital	Reserve for Capital Revaluation	Overpricing on sales of shares	Other Reserves	Reserve for future dividends	Accumulated income	Interim Dividends	Deficit during development period	Period Income
Initial Balance	769,834	0	0	188,477	51,424	60,129	0	0	26,369
Previous period income distribution	0	0	0	0	0	26,369	0	0	-26,369
Definitive dividend of previous period	0	0	0	0	0	-11,491	0	0	0
Capital Increase with shares issue	44,012	0	0	0	0	0	0	0	0
Capitalization of reserves and/or profits	0	0	0	0	0	0	0	0	0
Deficit accumulated during development period	0	0	0	0	0	0	0	0	0
Dividends Payment	0	0	0	-900	0	0	0	0	0
Forestry reserve	0	0	0	-4,036	0	0	0	0	0
Adjustment For Conversion difference	0	0	0	0	0	0	0	0	0
Capital effects due to merger	0	0	0	0	0	0	0	0	0
Emission and placement costs	0	0	0	-852	0	0	0	0	0
Previous period income Adjustments	0	0	0	0	0	-1,935	0	0	0
Capital reduction due to end of legal period	-966	0	0	0	0	0	0	0	0
Equity capital revaluation	0	0	0	0	0	0	0	0	0
Net income for the period	0	0	0	0	0	0	0	0	5,249
Interim dividends	0	0	0	0	0	0	0	0	0
Final Balance	812,880	0	0	182,689	51,424	73,072	0	0	5,249
Actualized Balance	812,880	0	0	182,689	51,424	73,072	0	0	5,249

a) Numbers of shares

Series	Numbers shares subscribed	Numbers paid shares	Outstanding shares
Unique	5,667,750,881	5,667,750,881	5,667,750,881

b) Capital (Amount THUS$)

Series	Subscribed Capital	Paid Capital
Unique	812,880	812,880

c) Acquisition and ownership of company shares

	Share repurchase		Share repurchase
Share repurchase reason	date	N° of Shares	Series	Amount
Merger	01/07/2003	87,871,054	Unique	16,828
Withdrawal right	26/12/2003	13,538,394	Unique	1,550
Withdrawal right old Terranova S.A.	27/05/2005	12,647,263	Unique	3,202
Withdrawal right old Masisa S.A.	27/05/2005	5,431,721	Unique	1,379

d) Disposals or reductions in own share portfolio

		Portfolio decrease
Reason	Date	N° of Shares	Amount
Capital Decrease	31-10-2004	87,871,054	16,828
Capital Decrease	26-12-2004	13,538,394	1,550
Preferent Offer	12-12-2005	10,806,939	2,738
Preferent Offer	06-01-2006	3,459,841	877
Capital Decrease	27-05-2006	3,812,204	966

NOTE 26 - OTHER NON OPERATING INCOME AND EXPENSES

Other income and non-operating income as of June 30, 2007 and 2006 is as follows:

Other non-operating income

	2007	2006
	THUS$	THUS$
Gain on sale of goods & services	233	671
Trial victories Tax devolution	- -	399 373
Others	428	347
Total	661	1,790

Other non-operating expenses:

	2007	2006
	THUS$	THUS$
Depreciation and Amortization	194	612
Severance and sawmill repair (1)	2,727	1.098
Closure Charleston production plant (2)	2.166	-
Forestry fire provisions (3)	1.966	1.237
Loss from sales of goods and services	547	357
Plant stoppage losses	163	451
Write-offs, penalties and infractions	196	55
Patents, taxes and fees	118	26
Donations	77	220
Others	1.744	1.245
Total	9.898	5.301

(1)
Due to that the supply of wood for the industrial plants in Venezuela was assured with a supply agreement with Proforca under unfavorable conditions, on March 2006 it was accorded with Proforca the repair and refund of a sawmill that was being rented and the wood supply contract was ended. This contract ending meant compensation payments and repair expenses on the sawmill that are stated in Other expenses outside the operation in the Income Statement.

(2)
In February 2007, the shut down of the MDF Moulding plant at Charleston was materialized. This decision implied associated losses regarding severance payments, write offs associated to raw materials and other expenses directly related to the closing of the facilities.

(3)	In January 2007, a forest fire burned down a total of 1,171 has, of standing forests in Chile, which implied the acknowledgement of an estimated loss to the company.

NOTE 27 - PRICE LEVEL

This note does not contain any text.

NOTE 27 - PRICE LEVEL

ASSETS (DEBITS) / CREDITS	READJUSTMENT INDEX	30-06-2007	30-06-2006

INVENTORIES	-	0	0
FIXED ASSET	IPC	2,199	865
INVESTMENT IN RELATED COMPANIES	IPC	1,479	731
OTHER NON MONETARY ASSETS	IPC	3	-100
EXPENSES AND COSTS ACCOUNT		0	0
TOTAL (DEBITS) CREDITS		3,681	1,496

LIABILITIES (DEBITS) / CREDITS

EQUITY	IPC	-2,670	-1,095
NON MONETARY LIABILITIES	IPC	0	0
INCOME ACCOUNTS	IPC	0	0
TOTAL (DEBITS) CREDITS		-2,670	-1,095
(LOSS) PROFIT FROM PRICE LEVEL		1,011	401

NOTE 28 - Exchange Differences - Foreign Currency

This note does not contain any text.

NOTE 28: Exchange Differences - Foreign Currency

The breakdown of all foreign currency accounts is as follows:

Account		Amount
Assets (Debits) / Credit	Currency	30-06-2007	30-06-2006
Cash	Argentinean Peso	-66	10
Cash	Chilean Peso	-414	-6,315
Cash	Mexican Peso	31	-145
Cash	Brazilian Real	304	57
Cash	Bolivars	-59	-12
Cash	Other Currencies	49	-677
Time deposits	Other Currencies	165	0
Marketable securities	Brazilian Real	711	1,117
Marketable securities	Chilean Peso	-45	428
Marketable securities	Other Currencies	36	0
Accounts receivable	Argentinean Peso	-26	-1
Accounts receivable	Chilean Peso	504	-142
Accounts receivable	Mexican Peso	126	-921
Accounts receivable	Brazilian Real	2,554	1,549
Accounts receivable	Other Currencies	536	61
Notes receivable	Chilean Peso	-172	-1,548
Notes receivable	Argentinean Peso	65	-6
Notes receivable	Brazilian Real	111	0
Notes receivable	Mexican Peso	-40	-379
Notes receivable	Bolivars	11	-1
Notes receivable	Other Currencies	0	-85
Sundry debtors	Chilean Peso	122	63
Sundry debtors	Bolivars	23	0
Sundry debtors	Argentinean Peso	-8	0
Sundry debtors	Mexican Peso	14	-73
Sundry debtors	Other Currencies	218	-323
Sundry debtors	Brazilian Real	415	250
Inventories	Mexican Peso	-11	0
Inventories	Brazilian Real	-56	0
Recoverable taxes	Argentinean Peso	-19	-97
Recoverable taxes	Chilean Peso	217	-981
Recoverable taxes	Mexican Peso	103	-219
Recoverable taxes	Brazilian Real	825	1,219
Recoverable taxes	Bolivars	-4	-2
Recoverable taxes	Other Currencies	232	-220
Prepaid expenses	Chilean Peso	98	-183
Prepaid expenses	Argentinean Peso	-1	4
Prepaid expenses	Mexican Peso	60	0
Prepaid expenses	Brazilian Real	121	51
Investment in other Companies	Chilean Peso	-5	0
Others current assets	Chilean Peso	250	-10
Others current assets	Mexican Peso	12	-76
Others current assets	Brazilian Real	0	9
Long term debtors	Chilean Peso	27	102
Long term debtors	Brazilian Real	246	183
Others assets	Mexican Peso	1	0
Others assets	Argentinean Peso	-1	0
Others assets	Chilean Peso	299	0
Others assets	Brazilian Real	95	-267

Account		Amount
Assets (Debits) / Credit	Currency	30-06-2007	30-06-2006
Others assets	Other Currencies	0	-50
Accounts receivable related Companies	Chilean Peso	-9	-1,287
Accounts receivable related Companies	Mexican Peso	50	3
Accounts receivable related Companies	Other Currencies	13	205
Accounts receivable related Companies	Brazilian Real	-714	-20
Investment in related companies	US Dollar	356	0
Total (Debits) Credits		7,350	-8,729

		Amount
Account	Currency	30-06-2007	30-06-2006
LIABILITIES (DEBIT)/CREDIT
Short-term financial liabilities	Chilean Peso	25	0
Short-term financial liabilities	Other Currencies	-1	-4
Long-term financial liabilities	Bolivars	-4,557	-3,381
Long-term financial liabilities	Other Currencies	-207	-392
Obligations with the public	U.F.	-237	0
Accounts payable	Argentinean Peso	-51	-3
Accounts payable	Mexican Peso	-32	-105
Accounts payable	Chilean Peso	-192	253
Accounts payable	Brazilian Real	-748	-360
Accounts payable	Bolivars	-2	-5
Accounts payable	Other Currencies	34	111
Notes payable	Brazilian Real	0	-3
Notes payable	Bolivars	-27	0
Sundry creditors	Argentinean Peso	1	0
Sundry creditors	Brazilian Real	-4	-6
Sundry creditors	Other Currencies	0	59
Sundry creditors	Chilean Peso	-10	-1
Provisions	Chilean Peso	67	178
Provisions	Bolivars	-6	0
Provisions	Argentinean Peso	70	83
Provisions	Brazilian Real	-491	-401
Provisions	Mexican Peso	-3	-11
Provisions	Other Currencies	-8	0
Withholdings	Bolivars	1	2
Withholdings	Mexican Peso	-5	0
Withholdings	Other Currencies	-24	0
Withholdings	Brazilian Real	-18	0
Withholdings	Argentinean Peso	2	46
Income tax	Chilean Peso	4	-1
Income tax	Brazilian Real	-4	-910
Income tax	Other Currencies	0	70
Income tax	Argentinean Peso	0	76
Income tax	Mexican Peso	12	-65
Income tax	Other Currencies	-142	0
Income received in advance	Mexican Peso	7	0
Income received in advance	Argentinean Peso	-3	0
Other current liabilities	Chilean Peso	105	-529
Other current liabilities	Brazilian Real	-1,021	-1,347
Other current liabilities	Other Currencies	6	0
Other current liabilities	Mexican Peso	1,384	7
Other current liabilities	Argentinean Peso	-7	0
Obligations with the public long term	U.F.	-311	8,963
Other long-term liabilities	Argentinean Peso	0	72
Other long-term liabilities	Chilean Peso	3	152
Other long-term liabilities	Other Currencies	-3	0
Other long-term liabilities	Brazilian Real	-544	-30
Total (debit) / credits		-6,937	2,518
(Loss) Profits from exchange difference		413	-6,211

NOTE 29 - DEBT AND EQUITY ISSUANCE AND PLACEMENT EXPENSES

Bonds placement

The costs incurred in bond issues are being amortized on a straight-line basis over the term of the obligation and consist of the following items:

	2007	2006
	ThUS$	ThUS$

Stamp taxes	6,314	7,397
Placement & auction fees	766	766
Bond auction fees	291	280
Credit rating advice	203	226
Registration & inscription fees	31	41
Legal advice	38	27
Printing costs	20	20
Other costs	426	125

Total costs	8,089	8,882
Accumulated amortization	(2,210)	(1,645)

Balance to be amortized	5,879	7,237

These expenses are shown in Current assets as Prepaid expenses for the short-term portion of ThUS$702 (ThUS$1,048 in 2006) and in Long-term assets as Others for the long-term portion of ThUS$5,177 (ThUS$ 6,189 in 2006).

Share placement

The expenses incurred in the issue and placement of shares consist of the following items:

	2007	2006
	ThUS$	ThUS$

Financial advice	3,027	3,027
Placement fees	352	352
Publications	641	641
Legal advice	426	375
Printing & other costs	70	70

Total costs	4,516	4,465

This amount is shown deducted from Reserves in the Shareholders’ equity.

NOTE 30 - CASH FLOW STATEMENT

Fecu Code 50.50.30.55 Other charges to results that do not represent cash flow are:

Detail	Country	2007	2006
		THUS$	THUS$
Depletion	Argentina	314	575
Depletion	Brazil	1,908	3,052
Depletion	Chile	3,979	4,988
Depletion	Venezuela	1,323	1,841
Others		3,714	949
TOTAL		11,238	11,405

NOTE 31 DERIVATIVE CONTRACTS

The company and it subsidiaries maintain the following Swap Agreements:

a) Currency Swap Agreements:

	Receivable			Payable
	Currency	Amount	Rate	Currency	Amount	Rate

Banco Citibank N.A.	UF	491,133	4.9400%	THUS$	16,294	7.06%
Morgan Stanley Capital Services	UF	982,265	4.9390%	THUS$	32,587	7.09%
Banco Citibank N.A.	UF	1,000,000	4.2058%	THUS$	33,523	5.75%
Banco Santander Santiago	UF	1,000,000	4.2058%	THUS$	33,523	5.60%
J. P. Morgan	UF	430,572	4.6948%	THUS$	14,625	6.59%
Morgan Stanley Capital Services	THUS$	14,000	6.2000%	MXN	160,300	11.75%

The Company utilizes its derivative contracts in order to reduce the effects of currency fluctuation and to fix interest rates.

									Affected Account
				Description of the contract				Protected	Assets / Liabilities		Effect On Income
Type	Contract	Value	Maturity	Class	Buy/Sale	Name	Amount	Value	Name	Amount	Realized	Unrealized
S	CCPE	23,277	IV-2010	Currency exchange	C	U.F. Bonds	16,294	17,361	Other long-term assets	1,278	144	2,303
S	CCPE	46,553	IV-2010	Currency exchange	C	U.F. Bonds	32,587	34,722	Other long-term assets	2,576	-199	4,838
S	CCPE	33,523	IV-2012	Currency exchange	C	U.F. Bonds	33,523	35,349	Other long-term assets	2,639	-230	440
S	CCPE	33,523	IV-2012	Currency exchange	C	U.F. Bonds	33,523	35,349	Other long-term assets	2,206	-206	224
S	CCPE	15,000	IV-2026	Currency exchange	C	U.F. Bonds	14,625	15,220	Other long-term assets	1,117	-129	316
S	CI	20,000	IV-2010	Currency exchange	C	Future Flows	14,000	14,826	Other long-term liabilities	1,708	-3	0

NOTE 32 CONTINGENCIES AND RESTRICTIONS

The following are the contingencies and commitments outstanding at the end of the period:

a) Covenants.

All the Company’s covenants are being met at the date of these financial statements.

Masisa S.A.

•	Domestic issue and bond placement

The issue and placement indenture for the bonds made in December 2003 by the former Masisa S.A. on the domestic market for ThUF 702 at 21 years with 7 year’s grace, sets out certain obligations (today assumed by Masisa S.A.) and/or its subsidiaries that are normal in this kind of transaction. These include the following:

•	Maintenance of insurance cover over the principal assets in line with industry standards;

•
Provide the Bond-Holders’ Representative with quarterly and annual unconsolidated and consolidated financial statements of the issuer and its subsidiaries, subject to the standards applicable to open corporations, and copies of credit-rating agency reports;

•	Maintenance to date of the accounting books of the parent and its subsidiaries;

•	Carry out transactions with subsidiaries on market conditions;

•	Prohibition on providing financing to any entity in the business group that is neither the issuer nor any of its subsidiary or associate companies;

•
Maintain in its quarterly financial statements, effective from December 31, 2003, a debt ratio (defined as total liabilities to shareholders’ equity) of no higher than 0.9:1, measured on the figures in its unconsolidated and consolidated financial statements, as established in the respective bond issue contract.

On August 13, 2003, Masisa S.A. (formerly Terranova S.A.) placed bonds for ThUS$ 30,000 for 5 years with a bullet repayment. This placement commits the company to:

•
Maintain the inscription in the Securities Register of the SVS continuously and uninterruptedly. Maintain insurance cover that reasonably protects the operating assets in line with normal practices for companies of the Company’s nature and business,

•	Carry out transactions between related parties on market conditions.

•	Maintain minimum forest reserves of 60,000 hectares of radiata pine forest planted in Chile with an average age of over 8 years.

•	Maintain a ratio of debt to shareholders’ equity also known as the leverage, at a consolidated and unconsolidated level of no more than 0.85.

On January 12, 2006, Masisa S.A. placed bonds for ThUF 2,000 at 7 year’s term with 2 year’s grace, and ThUF 2,750 at 21 years with 1 year’s grace, This placement obliges the Company to comply with the following covenants:

•	Maintain the inscription in the Securities Register of the SVS continuously and uninterruptedly.

•	Maintain insurance cover that reasonably protects the operating assets in line with normal practices for companies of the Company’s nature and business.

•	Carry out transactions between related parties on market conditions.

•	Maintain minimum forest reserves of 30,000 hectares of radiata pine forest planted in Chile with an average age of over 8 years.

•
Maintain a ratio of debt to shareholders’ equity, also known as the leverage, at a consolidated and unconsolidated level of no more than 0.90 times between March 31, 2006 and the maturity of the bonds.

On June 7, 2007, Masisa S.A., placed bonds for THU.F. 500 at 5 year´s term, “bullet” time, THU.F. 1,500 at 21 year´s term with 10 year´s grace. This placement commits the company to:

•
Maintain in its quarterly financial statements, effective from December 31, 2003, a debt ratio (defined as total liabilities to shareholders’ equity) of no higher than 0.9:1, measured on the figures in its unconsolidated and consolidated financial statements, as established in the respective bond issue contract.

•
Provide the Bond-Holders’ Representative with quarterly and annual unconsolidated and consolidated financial statements of the issuer and its subsidiaries, subject to the standards applicable to open corporations, and copies of credit-rating agency reports;

•	Maintenance to date of the accounting books of the parent and its subsidiaries;

•	Maintenance of insurance cover over the principal assets in line with industry standards;

•	Carry out transactions with subsidiaries on market conditions;

•	Prohibition on providing financing to any entity in the business group that is neither the issuer nor any of its subsidiary or associate companies;

•	Maintain the inscription in the Securities Register of the SVS continuously and uninterruptedly.

•	Maintain an installed capacity to produce a minimum 1,500,000 m3 of wood boards annually.

•	Maintain minimum forest reserves of 30,000 hectares of radiata pine forest planted in Chile with an average age of over 8 years.

Masisa Overseas Ltd.

The Parent company and the subsidiaries Masisa Argentina S.A. and Masisa do Brazil Ltda. have guaranteed loans granted to the subsidiary Masisa Overseas Ltd, These include compliance with certain obligations that are normal for this kind of transaction, which are set out below, The financial ratios have to be calculated on the basis of the consolidated financial statements of Masisa S.A.,

•	Private Placement

Resulting from private loans obtained abroad through the subsidiary Masisa Overseas Ltd,, Masisa S.A. is subject to compliance with certain obligations that are normal for this kind of transaction, including the following, as set out in the respective loan agreements: compliance with current legislation; maintenance of insurance cover; maintenance of its properties; compliance with certain financial ratios, including a maximum debt ratio (leverage) of 1:1, a consolidated net tangible equity of no less than ThUS$197,850 and a financial expense ratio of no lower than 1.5:1 (income for the period before financial expenses and taxes to financial expenses); maintenance of a 100% holding in the capital of Masisa Overseas Ltd, and 66.6% holding in Masisa Argentina S.A.; prohibition on certain transactions with related parties; extend to the bond-holders any new collateral that Masisa S.A. and/or its subsidiaries grant in favor of third parties to cover new debts or debts existing at the date of the contract, with certain exceptions including those that have to be granted in the normal course of their business to cover the payment terms for new acquisitions and those related to letters of credits, among others.

•	Rabobank Syndicated Loan

The syndicated loan agreement signed on December 20, 2005 with Rabobank Curacao N.V., West LB AG, New York branch, The Bank of Nova Scotia, Citibank N.A., Nassau, Bahamas branch and ABN Amro Bank N.V., commits Masisa S.A., as the guarantor, to comply with certain covenants, mainly referring to compliance with legislation, maintenance of insurance cover, maintenance of its properties, and compliance with certain financial covenants based on its consolidated financial statements, like:

Minimum board installed production capacity: 1,200,000 annual cubic meters.
Interest cover greater than 3.0
Net shareholders’ equity greater than US$ 980 million,
Net debt to equity ratio no higher than 0.9:1

Masisa Argentina S.A.

The Parent company has guaranteed loans obtained by the subsidiary Masisa Argentina S.A. These contemplate compliance with certain obligations normal in this type of transaction, as per the terms and conditions of the respective loan agreements. Those related to financial ratios should be calculated on the basis of the consolidated financial statements.

•	Rabobank Nederland

The loan granted by Cooperative Centrale Raiffeisen-Boerenleenbank B.A. (Rabobank Nederland) to Masisa Argentina S.A. states that the parent and/or its subsidiaries are subject to certain obligations that are normal for this kind of transaction, including the following, as per the terms and conditions of the respective loan agreement: maintain the company’s present business and legal existence; maintain the fixed assets necessary for the company’s ordinary business; comply with applicable laws and regulations; send financial information on the company without delay; contract and maintain insurance to suitably cover the risks common to the industry; maintain a debt level no higher than 0.9:1; maintain a financial expense coverage ratio of no less than 3:1; maintain a consolidated equity of no less than US$345 million; prohibition on charging assets, except on the terms set out in the agreement; carry out transactions with related parties at market prices; prohibition on providing financing to any entity in the business group that is neither the borrower nor any of its subsidiary or associate companies.

•	Banco de Crédito e Inversiones

The loan granted by Banco de Crédito e Inversiones to Masisa Argentina S.A. states that the parent and/or its subsidiaries are subject to certain obligations that are normal for this kind of transaction, including the following, as per the terms and conditions of the respective loan agreement: maintain the company’s present business and legal existence; send financial information on the company without delay; contract and maintain insurance to suitably cover the risks common to the industry; maintain a debt level no higher than 0.9:1; maintain a financial expense coverage ratio of no less than 3:1; maintain a consolidated equity of no less than US$345 million; prohibition on charging assets, except on the terms set out in the agreement.

Fibranova C.A., Andinos C.A. and Masisa Madeiras Ltda.

•
The syndicated loan agreement signed on February 2, 2001 by the foreign subsidiaries Andinos C.A., Fibranova C.A. and Masisa Madeiras Ltda. (formerly Terranova Brazil Ltda.) with the Chilean banks Banco Santander-Chile, Banco del Estado and Banco BBVA, provides that Masisa S.A., as guarantor, must comply with certain obligations referring mainly to not significantly changing its business, providing financial information periodically, maintaining current its obligation to third parties, obtaining the prior consent of those banks for disposing of, transferring or selling a substantial part of its assets or granting security over them, The loan agreement also commits the Company to compliance with certain financial ratios, on the basis of its consolidated financial statements:

Debt ratio, maximum: 0.85:1

Maximum financial debt to cash generation ratio: 5.5:1 (2004); 5.0:1 (2005); 4.5:1 (2006); 4.0:1 (2007),

Minimum cash generation to financial expense ratio: 2.5:1 (2004); 2.65:1 (2005); 3.0:1 (2006); 3.25:1 (2007)

Minimum tangible net equity: ThUS$ 700,000

Fibranova C.A.

The syndicated loan agreement signed on April 15, 2002 by the foreign subsidiary Fibranova C.A., in Venezuela, with the Chilean banks Banco Santander-Chile, Banco de Crédito e Inversiones, Banco Corpbanca and Banco Security commits Masisa S.A., as guarantor, to comply with certain obligations referring mainly to not significantly changing its business, providing financial information periodically, maintaining current its obligation to third parties, obtaining the prior consent of those banks for disposing of, transferring or selling a substantial part of its assets or granting security over them, The loan agreement also commits the Company to comply with certain financial ratios, on the basis of its consolidated financial statements:

Debt ratio, maximum: 0.85:1

Maximum financial debt to cash generation ratio: 5.5:1 (2004); 5.0:1 (2005); 4.5:1 (2006); 4.0:1 (2007),

Minimum cash generation to financial expense ratio: 2.5:1 (2004); 2.65:1 (2005); 3.0:1 (2006); 3.25:1 (2007)

Minimum tangible net equity: ThUS$ 700,000

Forestal Tornagaleones S.A.

•
On October 15, 1998, Forestal Tornagaleones S.A. signed a loan agreement with Rabobank Investments Chile S.A. and granted security in the form of a mortgage over land and plantations for the term of the loan. The loan was renewed on August 9, 2005. The value of this goods by the close of this financial statements amounts to THUS$ 34,314 divided into Plantations, THUS$27,630 and Lands THUS$ 6,683.

b) Deferred customs duties

At June 30, 2007, the Company owed deferred customs duties of ThUS$11 (ThUS$65 in 2006).

Expiry	ThUS$
2007	11
Total	11

c) Insurance

As of June 30, 2007, the main insurance taken out by the Parent Company and its subsidiaries is as follows:

•	Insurance for plantations of local subsidiaries THUS$407,519

•	Insurance on physical assets and inventories from local subsidiaries amount to approximately THUS$199,626 and THUS$ 130,974 for fixed costs in case of shutdown of the plants.

•	Corporate civil liability insurance, including coverage for personal accidents and third-party damages for THUS$10,000.

•
With regard to its subsidiaries in Brazil, insurance for plantations amount to THUS$102,289; for physical assets and inventories to THUS$188,000 and to THUS$83,566 for fixed costs in case of shutdown of plants.

•
The companies in Venezuela have taken out insurance for physical assets and inventories amounting to THUS$235,204 and THUS$46,138 for fixed costs in case of shutdown of plants. There is no insurance for plantations, since there is no market for this kind of insurance in Venezuela.

•	The subsidiaries in Mexico have taken out insurance for physical assets and inventories amounting to THUS$39,498 and THUS$19,362 for fixed costs in case of shutdown of plants.

•
The companies in Argentina have taken out the following insurance: for forest plantations THUS$54,228, for physical assets and inventories THUS$180,677 and THUS$39,322 for fixed costs in case of shutdown of plants.

•
The subsidiarie in the United States has taken out insurance for physical assets and inventories amounting to THUS$23,671 and THUS$42,000 for fixed costs in case of shutdown of plants and civil liabilities.

d) Other Contingencies

Through Resolution No,203, dated August 26th, 2003, the Internal Revenue Service notified the company that it is not applicable to record in Chile (and for the purpose of establishing its first-category taxable income), the income of some of its foreign agencies. According to the background information that the company has, Resolution No, 203 would have an effect on the losses recorded by the company which amount to US$ 39,2 million as a result of deferred taxes, recoverable taxes and tax losses already used.

The Company refuted Resolution No, 203 pursuant to the procedure established in articles 123 and following of the Tax Code, Based on the background information that the company has, as well as the opinion of its legal advisors and the administrative law of the “Servicio de Impuestos Internos” (Internal Revenue Service) which has a bearing on the judgment of Resolution No, 203, it seems unlikely that the final judgment of the claim process will have an unfavorable effect on deferred taxes, recoverable taxes and tax losses for US$ 39,2 million recorded by the company.

e) Bargain and Sale of shares and Shareholders Agreement

•
By the incorporation of Oxinova C.A. an affiliate in the Republic of Venezuela, the affiliate Inversiones Internacionales Terranova S.A. signed a shareholders agreement with the company Oxiquim S.A., mainly for the purpose of restricting the sale of shares, in order not to establish a pledge, or levy any share that is of its property and to maintain the control of Fibranova C.A., whether through Masisa S.A. or directly.

f) Contract for Wood Purchasing.

As of the end of the period, the affiliate company Terranova de Venezuela S.A.(“TDVSA”) maintains a contract for the purchase of Caribbean Pine wood which was signed on May, 1997. The plantation that is the object of the contract covers a total of 59,000 hectares in the State of Monagas in Venezuela, which is made up of two sites of 30,000 and 29,000 hectares. The exploitation term for such man made plantations is 30 years and the resources that are not used shall be returned to CVG Proforca C.A..

The signed contract takes the following conditions into account:

1.	The land sites where the plantations are located are the property of the company CVG Proforca C.A., and they are not part of the sale.

2.	The processing of the documents and obtaining future permits that may be required and its costs, shall be on the account for TDVSSA.

3.
CVG,Proforca C.A. shall compensate TDVSA in the event that the latter should incur in expenses and costs due to the non compliance of CVG Proforca C.A. as owner, holder and operator of the mentioned goods.

4.
TDVSA is bound to comply with environmental protection regulations in order to prevent fires, industrial hygiene and safety, current lumbering and maintenance of feasibility and infrastructure, as well as how to carry out the risk analysis in order to prevent fires and the creation of an operational plan for fighting fires.

5.	TDVSA shall have the required insurance policies in order to cover third party expenditures, while the beneficiary shall be CVG Proforca C.A.

On March 20, 2006, Terranova Venezuela agreed to provide THUS$740 to CVG Proforca in order to promote efforts for preventing fires that could affect the plantations.

g)  Rental contract of Sawmill Uverito

In May 1997, the affiliate company Terranova de Venezuela S.A.(“TDVSA”) signed a contract for the rental of a sawmill with CVG Proforca C.A., with the single payment of THUS$ 10,000 during a 15 year term as of 1997.

On March 20, 2006, Terranova Venezuela and CVG Proforca agreed the following:

•	Terminate in advance the rent contract of Uverito sawmill, without having CVG Proforca to do any payment for the termination of the contract.

•
Terranova Venezuela commits to do a series of tasks described in a chronogram which is part of the agreement, with the purpose of placing the sawmill in similar operational conditions to the valid ones at the moment of its reception in 1997.

•
At the end the reconditioning, Terranova Venezuela will have to consign a guarantee for the functioning of the equipments for 4 months, which will not include the bad use nor out ware of the equipments, nor implicate the un fulfillment of the reconditioning tasks by Terranova de Venezuela.

h) Beneficial interest contract of 30,000 hectares

In May 1997, the affiliate company Terranova de Venezuela S.A.(“TDVSA”) signed a contract with CVG Proforca C.A. a contract whereby the latter company assigns the rights of use of a site of land of 30,000 hectares, which corresponds to one of the two sites that the contract for the purchase of wood mentions.

This contract shall be in force for 30 years, nevertheless, the rights of use shall cease after TDVSA has exploited all forestry resources as of the twentieth year. In consideration, TDVSA shall transfer to CVG Proforca C.A. the property over such forestry resources that have been planted on their account, which shall have not less than 10 years, in a surface that is not less than 7,500 hectares and no less than 400 plants by hectare of Caribbean Pine.

TDVSA committed itself among other things, to the following:

•
To reforest on its account for its benefit (except for the previously mentioned consideration to CVG Proforca C.A.) the parts that have been planted by TDVSA during the first twenty years this contract is valid.

•	To establish a bond for the true compliance of obligations assumed under this contract in favor of CVG Proforca C.A. for the total amount of THUS$ 300.

	Debtor			Compromised Assets		Outstanding amount as of the end of the period		Liberation of guarantees
Institution	Name	Relation	Guaranty Type	Type	Account value	30-06-2007	30-06-2006	30-06-2007	Assets	30-06-2008	Assets	30-06-2009	Assets
BANCO BBVA	ANDINOS C.A.	Subsidiary	Suretyship	Net Worth	443	443	908	298	0	144	0	-	0
BANCO DEL ESTADO DE CHILE	ANDINOS C.A.	Subsidiary	Suretyship	Net Worth	851	851	1,745	574	0	278	0	-	0
BANCO SANTANDER	ANDINOS C.A.	Subsidiary	Suretyship	Net Worth	1,601	1,601	3,281	1,078	0	522	0	-	0
CITIBANK VENEZUELA	ANDINOS C.A.	Subsidiary	Suretyship	Net Worth	-	-	2,194	-	0	-	0	-	0
WESTDEUTSCHE LANDESBANK	ANDINOS C.A.	Subsidiary	Suretyship	Net Worth	-	-	1,039	-	0	-	0	-	0
KREDITANSTALT FUR WIEDERAUFBAU	ANDINOS C.A.	Subsidiary	Suretyship	Net Worth	1,162	1,162	1,548	402	0	380	0	380	0
RABOBANK NEDERLAND	FORESTAL ARGENTINA S.A.	Subsidiary	Suretyship	Net Worth	-	-	5,478	-	0	-	0	-	0
BANCO PROVINCIAL	FIBRANOVA C.A.	Subsidiary	Suretyship	Net Worth	9,306	9,306	8,214	9,306	0	-	0	-	0
BANCO BBVA	FIBRANOVA C.A.	Subsidiary	Suretyship	Net Worth	2,583	2,583	3,025	2,101	0	482	0	-	0
BANCO CORPBANCA	FIBRANOVA C.A.	Subsidiary	Suretyship	Net Worth	25,067	25,067	25,050	21,061	0	4,005	0	-	0
BANCO DE CRÉDITO E INVERSIONES	FIBRANOVA C.A.	Subsidiary	Suretyship	Net Worth	8,202	8,202	7,805	6,952	0	1,250	0	-	0
BANCO DE VENEZUELA S.A.	FIBRANOVA C.A.	Subsidiary	Suretyship	Net Worth	22,722	22,722	27,717	22,722	0	-	0	-	0
BANCO DEL ESTADO DE CHILE	FIBRANOVA C.A.	Subsidiary	Suretyship	Net Worth	8,867	8,867	10,386	7,214	0	1,653	0	-	0
BANCO MERCANTIL	FIBRANOVA C.A.	Subsidiary	Suretyship	Net Worth	26,585	26,585	27,418	26,585	0	-	0	-	0
BANCO SANTANDER	FIBRANOVA C.A.	Subsidiary	Suretyship	Net Worth	3,882	3,882	3,695	3,290	0	592	0	-	0
BANCO SECURITY	FIBRANOVA C.A.	Subsidiary	Suretyship	Net Worth	3,827	3,827	3,646	3,244	0	583	0	-	0
CITIBANK VENEZUELA	FIBRANOVA C.A.	Subsidiary	Suretyship	Net Worth	2,339	2,339	3,651	2,339	0	-	0	-	0

	Debtor			Compromised Assets		Outstanding amount as of the end of the period		Liberation of guarantees
Institution	Name	Relation	Guaranty Type	Type	Account value	30-06-2007	30-06-2006	30-06-2007	Assets	30-06-2008	Assets	30-06-2009	Assets
WESTDEUTSCHE LANDESBANK	FIBRANOVA C.A.	Subsidiary	Suretyship	Net Worth	13,808	13,808	16,008	13,808	0	-	0	-	0
BNP PARIBAS	FIBRANOVA C.A.	Subsidiary	Suretyship	Net Worth	7,823	7,823	7,245	7,823	0	-	0	-	0
KREDITANSTALT FUR WIEDERAUFBAU	FIBRANOVA C.A.	Subsidiary	Suretyship	Net Worth	10,459	10,459	13,933	3,619	0	3,420	0	3,420	0
BANCO DE CRÉDITO E INVERSIONES	MASISA ARGENTINA S.A.	Subsidiary	Suretyship	Net Worth	8,392	8,392	11,188	2,836	0	2,778	0	2,778	0
RABOBANK NEDERLAND	MASISA ARGENTINA S.A.	Subsidiary	Suretyship	Net Worth	7,553	7,553	10,070	2,553	0	2,500	0	2,500	0
ABN AMRO BANK	MASISA OVERSEAS LIMITED	Subsidiary	Suretyship	Net Worth	11,036	11,036	11,033	36	0	1,100	0	2,750	0
CITIBANK N.A.	MASISA OVERSEAS LIMITED	Subsidiary	Suretyship	Net Worth	24,831	24,831	24,824	81	0	2,475	0	6,188	0
RABOBANK NEDERLAND	MASISA OVERSEAS LIMITED	Subsidiary	Suretyship	Net Worth	24,831	24,831	24,824	81	0	2,475	0	6,188	0
THE BANK OF NOVA SCOTIA	MASISA OVERSEAS LIMITED	Subsidiary	Suretyship	Net Worth	24,831	24,831	24,824	81	0	2,475	0	6,188	0
WESTDEUTSCHE LANDESBANK	MASISA OVERSEAS LIMITED	Subsidiary	Suretyship	Net Worth	24,831	24,831	24,824	81	0	2,475	0	6,188	0
BANCO BBVA	MASISA MADEIRAS LIMITADA	Subsidiary			295	295	491	199	0	96	0	-	0
BANCO DEL ESTADO DE CHILE	MASISA MADEIRAS LIMITADA	Subsidiary	Suretyship	Net Worth	567	567	945	382	0	185	0	-	0
BANCO ITAU BBA	MASISA MADEIRAS LIMITADA	Subsidiary	Suretyship	Net Worth	2,042	2,042	1,006	1,042	0	1,000	0	-	0
BANCO DO BRASIL	MASISA MADEIRAS LIMITADA	Subsidiary	Suretyship	Net Worth	1,015	1,015	-	1,015	0	-	0	-	0

	Debtor			Compromised Assets		Outstanding amount as of the end of the period		Liberation of guarantees
Institution	Name	Relation	Guaranty Type	Type	Account value	30-06-2007	30-06-2006	30-06-2007	Assets	30-06-2008	Assets	30-06-2009	Assets
BANCO SANTANDER	MASISA MADEIRAS LIMITADA	Subsidiary	Suretyship	Net Worth	1,067	1,067	1,776	719	0	348	0	-	0
WESTDEUTSCHE LANDESBANK	INVERSIONES INTERNACIONALES TERRANOVA	Subsidiary	Suretyship	Net Worth	-	-	5,224	-	0	-	0	-	0
KREDITANSTALT FUR WIEDERAUFBAU	INVERSIONES INTERNACIONALES TERRANOVA	Subsidiary	Suretyship	Net Worth	-	-	15,020	-	0	-	0	-	0
CITIBANK VENEZUELA	TERRANOVA VENEZUELA S.A.	Subsidiary	Suretyship	Net Worth	-	-	3,705	-	0	-	0	-	0
WESTDEUTSCHE LANDESBANK	TERRANOVA VENEZUELA S.A.	Subsidiary	Suretyship	Net Worth	5,996	5,996	9,965	5,996	0	-	0	-	0
BANQUE EUROPEENNE POUR AM	TERRANOVA VENEZUELA S.A.	Subsidiary	Suretyship	Net Worth	-	-	-	-	0	-	0	-	0
BANCO DE CHILE	OXINOVA C.A.	Joined	Suretyship	Net Worth	4,900	4,900	4,900	4,900	0	-	0	-	0
					291,714	291,714	348,605	152,418	0	31,216	0	36,580	0

NOTE 33: GUARANTEES RECEIVED FROM THIRD PARTIES

At the closing of these financial statements and to guarantee the payment and fulfillment of client obligations related to business operations, guarantees for THU$8,159 (THUS$3,667 in 2006) have been received, consisting of pledges, mortgages, endorsement of loan insurance policies, special commands, guarantees and joint debts.

NOTE 34 - Leaseback sales transactions.

This note does not contain any text.

NOTE 34 - NATIONAL AND FOREIGN CURRENCY

a)	Assets

The breakdown of all foreign currency accounts is as follows:

		Amount
Account	Currency	30-06-2007	30-06-2006
Cash	Chilean Peso	493	2,189
Cash	Dollars	3,206	5,207
Cash	Argentinean Peso	1,240	605
Cash	Brazilian Real	1,453	0
Cash	Mexican Peso	1,414	1,586
Cash	Brazilian Real	242	1,611
Cash	Bolivars	958	4,453
Cash	Other Currencies	768	1,009
Cash	Euro	41	0
Time deposit	Dollars	8,218	50,982
Time deposit	Euro	134	0
Time deposit	Mexican Peso	4,865	0
Time deposit	Bolivars	119	1,149
Time deposit	Brazilian Real	6,982	8,320
Time deposit	Other Currencies	239	239
Marketable securities	Chilean Peso	848	0
Accounts receivable	Chilean Peso	25,672	28,879
Accounts receivable	Euro	1,026	0
Accounts receivable	Dollars	50,016	52,755
Accounts receivable	Argentinean Peso	3,897	1,965
Accounts receivable	Brazilian Real	28,985	2,879
Accounts receivable	Bolivars	14,191	9,879
Accounts receivable	Other Currencies	4,814	3,028
Accounts receivable	Mexican Peso	16,463	26,703
Notes receivable	Chilean Peso	3,572	2,879
Notes receivable	Dollars	1,722	2,534
Notes receivable	Argentinean Peso	3,822	2,773
Notes receivable	Other Currencies	3	870
Notes receivable	Brazilian Real	0	2
Notes receivable	Mexican Peso	841	2,174
Sundry debtors	Chilean Peso	3,980	6,170
Sundry debtors	Dollars	3,300	5,018
Sundry debtors	U.F.	49	0
Sundry debtors	Bolivars	6,816	2,799
Sundry debtors	Euro	32	0
Sundry debtors	Argentinean Peso	1,140	675
Sundry debtors	Brazilian Real	4,738	3,735
Sundry debtors	Mexican Peso	946	1,752
Sundry debtors	OtherCurrencies	2,057	3,261

Account	Currency	30-06-2007	30-06-2006
Notes receivable from related companies	Dollars	7,071	9,047
Inventories	Dollars	195,610	198,943
Recoverable taxes	Chilean Peso	25,076	21,046
Recoverable taxes	Dollars	3,887	1,397
Recoverable taxes	Argentinean Peso	3,273	2,586
Recoverable taxes	Brazilian Real	7,429	5,135
Recoverable taxes	Mexican Peso	961	1,335
Recoverable taxes	Bolivars	11,061	13,384
Recoverable taxes	Other Currencies	3,064	1,019
Prepaid expenses	Chilean Peso	5,109	5,507
Prepaid expenses	Dollars	961	2,965
Prepaid expenses	Argentinean Peso	570	229
Prepaid expenses	Brazilian Real	959	1,277
Prepaid expenses	Mexican Peso	179	114
Prepaid expenses	U.F.	8	0
Prepaid expenses	Other Currencies	1,994	1,647
Deferred taxes	Dollars	1,702	561
Deferred taxes	Argentinean Peso	938	662
Deferred taxes	Chilean Peso	0	272
Deferred taxes	Mexican Peso	1,604	1,389
Deferred taxes	Other Currencies	1,017	8
Others currents assets	Other Currencies	0	171
Others currents assets	Chilean Peso	0	133
Others currents assets	Dollars	2,298	35
Others currents assets	Argentinean Peso	11	27
Others currents assets	Mexican Peso	495	48

Fixed Assets
Fixed Assets	Dollars	1,578,639	1,468,160

		Amount
Account	Currency	30-06-2007	30-06-2006
Others assets
Investments in related companies	Dollars	4,118	4,409
Investments in other companies	Chilean Peso	7	7
Investments in other companies	Bolivars	27	40
Investments in other companies	Dollars	183	158
Goodwill	Dollars	2,382	1,207
Negative goodwill	Dollars	-56,168	-60,508
Long term receivables	Dollars	1,876	2,288
Long term receivables	Chilean Peso	0	292
Long term receivables	Argentinean Peso	194	32
Long term receivables	Brazilian Real	2,710	2,125
Long term receivables	Other Currencies	0	100
Intangible	Dollars	1,370	53
Amortization (less)	Dollars	-440	-21
Others	Chilean Peso	379	396
Others	U.F.	9,756	0
Others	Argentinean Peso	56	73
Others	Dollars	28,278	13,864
Others	Brazilian Real	1,295	860
Others	Other Currencies	239	11,471
Others	Mexican Peso	491	105
Total Assets
	Chilean Peso	65,136	67,770
	Dollars	1,838,229	1,759,054
	Argentinean Peso	15,141	9,627
	Brazilian Real	54,793	25,944
	Mexican Peso	28,259	35,206
	Bolivars	33,172	31,704
	Other Currencies	14,195	22,823
	Euro	1,233	0
	U.F.	9,813	0

b)	Short Term Liabilities

		Until 90 days				90 days to 1 year
		30-06-2007		30-06-2006		30-06-2007		30-06-2006
Account	Currency	Amount	Annual Rate	Amount	Annual Rate	Amount	Annual Rate	Amount	Annual Rate
Obligations to banks and financial institutions short/term	Dollar	0		0		32,894	5.46%	0
Obligations to banks and financial institutions short/term	Bolivars	0		616	8.05%	60,952	10.07%	72,810	9.78%
Obligations to banks and financial institutions long term shortterm portion	Dollar	0		0		60,824	6.52%	51,622	8.05%
Obligations with the public short/term portion	U.F.	0		0		13,979	4.95%	30,034	4.94%
Obligations with the public short/term portion	Dollar	0		0		39,155	5.66%	62	5.00%
Dividends payable	Chilean peso	365		0		0		0
Dividends payable	Dollar	0		503		0		0
Accounts payable	U.F.	1,335		15,572		0		0
Accounts payable	Chilean peso	11,154		911		0		0
Accounts payable	Dollar	43,292		21,286		0		0
Accounts payable	Argentinean peso	1,806		1,093		0		0
Accounts payable	Brazilian Real	10,599		6,470		0		0
Accounts payable	Bolivars	2,079		2,108		0		0
Accounts payable	Mexican peso	1,212		1,096		0		0
Accounts payable	EURO	1,385		565		0		0
Accounts payable	Other Currencies	5,050		3,368		0		0
Notes payable	Argentinean peso	741		727		0		0
Sundry creditors	Chilean peso	24		163		0		0
Sundry creditors	Dollar	2,754		1,740		0		0
Sundry creditors	Brazilian Real	78		103		0		0
Sundry creditors	Mexican peso	5		0		0		0
Sundry creditors	Bolivars	320		320		0		0
Sundry creditors	EURO	634		214		0		0
Sundry creditors	Other Currencies	29		0		0		0

		Until 90 days				90 days to 1 year
		30-06-2007		30-06-2006		30-06-2007		30-06-2006
Account	Currency	Amount	Annual Rate	Amount	Annual Rate	Amount	Annual Rate	Amount	Annual Rate
Notes and accounts payable to related companies	Dollar	1,424		6,500		0		0
Notes and accounts payable to related companies	Bolivars	7,731		0		0		0
Provisions	Chilean peso	335		4,779		0		23
Provisions	Dollar	13,434		3,204		1,108		1,068
Provisions	Argentinean peso	8,619		5,306		0		0
Provisions	Bolivars	3,460		2,779		0		0
Provisions	Brazilian Real	5,291		4,463		0		0
Provisions	Mexican peso	895		520		0		0
Provisions	Other Currencies	274		24		0		0
Withholdings	Chilean peso	1,219		1,297		0		0
Withholdings	Dollar	752		801		15		20
Withholdings	Bolivars	2,657		1,973		0		0
Withholdings	Argentinean peso	1,163		832		0		0
Withholdings	Brazilian Real	7,314		7,744		0		0
Withholdings	Mexican peso	2,608		2,704		0		0
Withholdings	Other Currencies	71		84		0		0
Income tax	Dollar	188		89		0		1,510
Income tax	Argentinean peso	0		0		3,823		1,863
Income tax	Bolivars	3,208		275		0		0
Income tax	Brazilian Real	517		77		0		0
Income tax	Mexican peso	0		776		51		34
Income tax	Other Currencies	1,166		380		0		0
Income received in advance	Chilean peso	10		16		0		0
Income received in advance	Bolivars	8		34		0		0
Income received in advance	Brazilian Real	0		2		0		0
Income received in advance	Mexican peso	0		135		0		0
Other current liabilities	U.F.	28		0		0		0
Other current liabilities	Dollar	0		26		0		0

		Until 90 days				90 days to 1 year
		30-06-2007		30-06-2006		30-06-2007		30-06-2006
Account	Currency	Amount	Annual Rate	Amount	Annual Rate	Amount	Annual Rate	Amount	Annual Rate
TOTAL CURRENT LIABILITIES
	Dollar	61,844		34,149		133,996		54,282
	Bolivars	19,463		8,105		60,952		72,810
	U.F.	1,363		15,572		13,979		30,034
	Chilean peso	13,107		7,166		0		23
	Argentinean peso	12,329		7,958		3,823		1,863
	Brazilian Real	23,799		18,859		0		0
	Mexican peso	3,820		4,576		51		34
	EURO	2,019		779		0		0
	Other Currencies	6,590		3,856		0		0
	Mexican peso	900		655		0		0

Long-term Liabilities as of June 30, 2007

The breakdown of all foreign currency accounts is as follows:

Account	Currency	1 to 3 year		3 to 5 year		5 to 10 year		More of 10 year
		Amount	Rate	Amount	Rate	Amount	Rate	Amount	Rate
Obligations to banks and financial institutions	Dollar	58,044	8.49%	90,000	6.00%	0	0	0	0
Bonds	U.F.	58,036	4.00%	71,168	5.00%	38,059	5.00%	101,183	4.00%
Sundry creditors	Dollar	67	0	0	0	0	0	0	0
Provisions	Dollar	0	0	0	0	538	0	0	0
Provisions	Bolivar	1,119	0	0	0	0	0	0	0
Deferred taxes	Dollar	39,209	0	0	0	23,254	0	0	0
Deferred taxes	Argentinean peso	1,144	0	763	0	1,907	0	1,907	0
Deferred taxes	Mexican peso	329	0	0	0	0	0	0	0
Deferred taxes	Bolivar	0	0	0	0	0	0	0	0
Deferred taxes	Brazilian Real	2,102	0	0	0	0	0	0	0
Other long-term liabilities	Dollar	2,689	0	0	0	0	0	0	0
Other long-term liabilities	Brazilian Real	0	0	13,379	0	0	0	0	0
Total long-term liabilities
	Dollar	100,009		90,000		23,792		0
	U.F.	58,036		71,168		38,059		101,183
	Bolivars	1,119		0		0		0
	Argentinean peso	1,144		763		1,907		1,907
	Mexican peso	329		0		0		0
	Brazilian Real	2,102		13,379		0		0

Past period 06-30-2006

The breakdown of all foreign currency accounts is as follows:

Account	Currency	1 to 3 year		3 to 5 year		5 to 10 year		More of 10 year
		Amount	Rate	Amount	Rate	Amount	Rate	Amount	Rate
Obligations to banks and financial institutions	Dollar	26,327		171,586		4,340		0
Obligations to banks and financial institutions	Bolivar	0		0		0	0	0	0
Bonds	U.F.	0		215,024	4.66%	23,621		0
Bonds	Dollar	39,000		0		0	0	0	0
Sundry creditors	Chilean pesos	27		0		0		0
Sundry creditors	Dollar	157		0		0		0
Provisions	Chilean pesos	0		0		0		0
Provisions	Dollar	1,425		0		0		0
Provisions	Brazilian Real	0		0		0		0
Deferred taxes	Dollar	27,202		0		13,321		0
Deferred taxes	Argentinean peso	1,192		795		1,987		1,987
Deferred taxes	Mexican peso	115		0		0		0
Other long-term liabilities	Dollar	5,242		13,326
Total long-term liabilities
	Dollar	99,353		184,912		17,661		0
	Bolivar	0		0		0		0
	U.F.	0		215,024		23,621		0
	Chilean pesos	27		0		0		0
	Brazilian Real	0		0		0		0
	Argentinean peso	1,192		795		1,987		1,987
	Mexican peso	115		0		0		0

NOTE 35: SANCTIONS

Neither the Company nor its directors or managers have received sanctions during the period covered by these financial statements from the Superintendence of Securities and Insurance or other administrative authorities.

NOTE 36: SUBSEQUENT EVENTS

Between June 30 and the emission date of the current financial statements, we had no knowledge of any subsequent events.

NOTE 37 - Of Companies subject to special normative.

This note does not contain any text.

NOTE 38 - ENVIRONMENTAL

The Company has a commitment with sustainable development, looking to generate economic value having always in mind our social and environmental values. We believe that this business philosophy constitutes a competitive advantage, especially in the forestry industry that faces strong questioning worldwide due to its social and environmental doing.

Risk management: The Company looks to diminish its operating risks by ensuring the fulfillment of the law and keeping the “operating license”, understood this as a fluent, transparent and of mutual benefits relationship with every stakeholder. This allows the Company to operate its business without interruptions and by doing this, diminishing its risks.

Eco-efficiency: Under the concept that each process can be improved through responsible and adequate environmental management, the company is concerned to evaluate and develop projects which will allow cost savings, reduction of losses in processes in order to achieve an efficient use of our resources. Recycling generates additional incomes and finally implies a lesser risk.

The company is committed and has made investments in operative areas related to the environmental management system, the invested amounts expressed in THUS$, in the company and its subsidiaries are:

	Budget	Invested & expenses
Business Unit	2007	2007
	ThUS$	ThUS$
Word Boards	3,736	1,544
Solid Wood	3,871	450
Forestry	938	303
Total	8,545	2,297

Certifications: The Company and its Subsidiaries posses three internationally recognized certifications: ISO 14001 for environmental management, OHSAS 18001 for healthcare and industrial security, and Forest Stewardship Council (FSC) for forestry plantations sustainable management. In Chile, solid wood operations received their certifications ISO 14001 and OHSAS 18001 on May 2007 and during 2008, the forestry operations in Argentina will receive the OHSAS 18001 certification.

Climate Change: Masisa S.A. is the first Chilean Company to be admitted in the Chicago Climate Exchange (CCX). This membership will allow the Company to trade its surplus of greenhouse effect gases in the voluntary emissions market in the United States. Also it will allow the Company to reach its commitment of having a positive or neutral carbon balance.

Legal Aspect:

This aspect gathers all that relates to permit applications, authorizations, and environment related certifications, as well as the regularization of any pending aspects.

NOTE 39 - Withholdings

The remaining holdings as of June 30, 2007 and 2006 are the following:

	2007	2006
	ThUS$	ThUS$
Tax Payable	10,378	11,331
Social Laws	3,090	2,149
Remuneration payable	2,296	1,855
Others	35	120
TOTAL	15,799	15,455

NOTE 40 - Recoverable taxes

At June 30 2007 the detail of the recoverable taxes, is the following:

	2007	2006
	THUS$	THUS$
First category tax	(1,890)	(3,251)
Monthly provision payments	10,214	10,441
Provisional payment for absorbed utilities (1)	14,757	12,758
IVA to recover exportations	5,869	2,719
Fiscal Credit IVA	17,180	18,680
Donations	3,452	2,222
Other credits	5,169	2,333

TOTAL Tax to recover	54,751	45,902

(1) During the year 2003, the merger was carried out in which the absorbed companies (Andinos S.A., Sociedad Forestal Millalemu S.A. and Forestal Terranova S.A.) registered tributary utilities of previous periods that had not been withdrawn, generating a right to recover in proportional form the paid tax over the referred utilities, that were absorbed by the accumulated tributary losses that existed in the subsequent Company.

During the year 2005 the Company received dividends of old Masisa S.A., which allowed it to increase the amount of recoverable taxes over the same concept.

During the second trimester of 2005, took place the merger between old Masisa S.A. into Terranova, being generated a right to recover in proportional form the paid tax over the tributary utilities not withdrawn, that were absorbed by the tributary losses that were not retired and that were absorbed by the accumulated tributary losses that existed in the subsequent Company.

During the second trimester of the 2006, Masisa S.A. absorbed, due to a full right dissolution, the Chilean companies Masisa Investments Ltda., Masisa Concepción Ltda. and Investments Colonel Ltda., all of which registered tributary utilities that were not retired and that had paid tax in previous years, Due to this fact and to that Masisa S.A. had accumulated tributary losses, the right was generated, for the absorbent one, to recover the taxes paid by the absorbed companies.

CONSOLIDATED FINANCIAL STATEMENTS RATIO ANALYSIS
STATEMENTS
AS OF June 30, 2007
(In thousands of US$)

A.	Comparative analysis of the main observed trends:

	2007	2006	2006
Liquidity Indexes	Jan-Jun	Jan-Jun	Jan-Dec
Current Liquid Assets	1.35	1.94	1.78
Acid Ratio	0.03	0.06	0.06

Current liquid assets dropped from 1.94 in the first half of 2006 to 1.35 in the first half of 2007. This is mainly explained by an increase in current liabilities of US$97.3 million in the first half of 2007, along with a drop in current assets of US$22.4 million in the same period. The higher current liabilities in the first half of 2007 compared with the same period of the previous year is explained by: (i) an increase in the item short-term portion due to banks of US$20.4 million on account of a higher working capital need because of the company’s increased commercial operations, (ii) an increase in the current portion of bonds payable of US$23.0 million and (iii) greater accounts payable of US$25.4 million due to the increased commercial operations. The drop in current assets in the first half of 2007 against the same period of the previous year is explained by: (i) lower cash and time deposits of US$47.0 million, which exceeded the higher trade accounts receivables of US$19.0 million reflecting the greater commercial operations. The lower cash and time deposits are mainly explained by (i) payment of dividends (US$12.5 million), (ii) drop in financial debt of US$14.8 million and (iii) a greater investment in fixed assets of US$29.4 million in the first half of 2007 compared with the same period of the previous year, mainly related to the construction of the new MDF mill at Cabrero in Chile.

	2007	2006	2006
Indebtedness Indexes	Jan-Jun	Jan-Jun	Jan-Dec
Indebtedness Ratio (times)	0.70	0.70	0.65
Short Term Debt/Total Debt	33.29%	24.43%	25.36%
Long Term Debt/Total Debt	66.71%	75.57%	74.64%
Financial Expenses Coverage (times)	2.02	1.64	2.06

In consolidated terms, the company has a suitable debt level with an indebtedness ratio that remained at 0.70 times in the first half of 2007. The change in the debt composition is mainly explained by the increase in the item short-term portion due to banks of US$20.4 million and the increase in the current portion of long-term bonds payable of US$23.0 million. In June 2007, the company successfully placed bonds in the domestic market amounting to UF2.5 million (equivalent to US$88.0 million), and such bonds were used to refinance financial liabilities, thereby improving the company’s debt rate and maturity structure conditions.

The company improved its financial expenditure hedging in the first half of 2007, which rose to 2.02 times against the 1.64 times in the first half of 2006.

	2007	2006	2006
Activity Indexes	Jan-Jun	Jan-Jun	Jan-Dec
1, Total Assets	2,059,971	1,952,128	2,016,334
Investments in the period
- In Fixed asset	83,892	54,463	121,843
Transfers:
- Divestitures	754	1,588	1,565

2, Inventory Turnover	1.82	1.59	3.33
3. Inventory Permanence	98.86	113.13	108.23
4. Accounts Payable Turnover	5.33	6.39	12.97
5. Accounts Payable Permanence	33.74	28.16	27.76
6. Accounts Receivable Turnover	2.76	2.93	6.16
7. Accounts Receivable Permanence	65.21	61.49	58.40

Despite the large increase in sales in the last few years, the company has kept its total asset level in consolidated terms relatively stable. There was a 5.5% increase in total assets for the half-year ended June 30, 2007, against the same period in 2006. This increase is mainly explained by higher accounts receivable from suppliers of US$19.0 million and by the greater fixed assets net of depreciation of US$110.5 million (mainly for the investment in the new MDF mill at Cabrero in Chile, along with forest investment and an increase in the value of forest assets the company has Argentina, Brazil, Chile and Venezuela).

The company has made endeavors to reduce its working capital requirements. Commensurate with this, there was an improvement in the inventory turnover, which increased from 1.59 times in the half-year ended June 30, 2006, to 1.82 times in the half-year ended June 30, 2007. Likewise, the accounts payable days increased in the first half of 2007 reaching 33.74 days versus the 28.16 days in the same period of the previous year. Nevertheless, the accounts receivable days increased in the first half of 2007 to 65.21 days against the 61.49 days in the first half of 2006, partly offsetting the positive effects of the better inventory and accounts payable management.

	2007	2006	2006
Income Indexes	Jan-Jun	Jan-Jun	Jan-Dec
Operating Income	458,423	430,809	886,507
- Domestic market	407,023	410,283	816,439
- Foreign market	51,400	20,526	70,068
Operating Costs	(347,210)	(335,259)	(678,956)
- Domestic market	(283,809)	(308,132)	(625,292)
- Foreign market	(63,401)	(27,127)	(53,664)
Operating Income	47,806	37,418	83,579
Financial Expenses	(20,827)	(19,062)	(35,371)
Non-Operating Income	(26,523)	(25,167)	(45,997)
R.A.I.I.D.A.I.E.	67,771	56,990	124,040
Net Income (loss) after tax	17,217	2,976	24,933

Operating earnings amounted to US$458.4 million in the first half of 2007, and were 6.4% up on the same period of the previous year. The higher sales are mainly explained by the better price performance of the furniture board business (MDF and particleboard), which offset the weaker performance of the solid wood business, specifically fingerjoint and MDF moldings, which are product lines that have been hit by the slowdown of the construction sector in the United States, their main export market.

Operating income was up 27.8% amounting to US$47.8 million in the first half of 2007 against the US$37.4 million in the same period of the previous year. This increase reflects the good performance of the company’s core business (furniture boards in Latin America) and the success of the commercial endeavors made, which offset the effect of higher sales and administration expenses, which rose US$5.3 million in the first half of 2007 on the same period of the previous year. This increase in the sales and administration expenses in the first half of 2007 on the same period of the previous year is mainly explained by greater expenses of: (i) marketing of US$2.3 million due to extraordinary expenditures related to the re-routing of green sawn lumber exports from Mexico to other markets in Central America amounting to US$1.3 million, along with an increase in commercial operations and freight rates, (ii) remunerations of US$0.7 million, (iii) IT of US$0.6 million, (iv) executive and staff bonuses of US$0.3 million, (v) consultancy, audits, and SOX of US$0.7 million, and (vi) provisions of US$0.4 million. The sales and administration expenses to sales ratio was 13.8% in the first half of 2007 compared with 13.5% in the same period of the previous year.

The operating margin (operating income/sales) improved, increasing from 8.7% in the first half of 2006 to 10.4% in the first half of 2007. This reflects the successful commercial endeavors made by the company in the period, which has not only enabled it to transfer the constant cost increases, mainly resins, wood and energy, to prices but also to recover its margins.

The following is the breakdown of depletion for the periods analyzed:

	2007	2006	2006
	Jan-Jun	Jan-Jun	Jan-Dec
Argentina	398	575	1,288
Brazil	2,370	3,052	5,562
Chile	4,829	4,988	9,011
Venezuela	1,549	1,841	3,307
Total	9,147	10,456	19,168

	2007	2006	2006
Profitability Indexes	Jan-Jun	Jan-Jun	Jan-Dec
1, Return on shareholders’ equity	1.64%	0.47%	2.58%
2. Return on assets	0.96%	0.27%	1.48%
3. Return on operating assets	2.32%	1.90%	4.13%
4. Earnings per share (US dollars)	0.00344	0.0009	0.0052
5. Return on dividends	0.78%	1.29%	1.01%

B.- Description and Analysis of the Main Net Cash Flow Components

	2007	2006	2006
	Jan-Jun	Jan-Jun	Jan-Dec
Positive net cash flow from operating activities	73,707	53,190	132,035
- Sales Debtor collection	573,485	535,715	1,230,899
- Payment to suppliers and employees	(470,900)	(454,861)	(1,053,794)
- Others	(28,878)	(27,664)	(45,070)

Net cash flow from Financing Activities	(893)	4,672	(32,963)
- Share placement payment	-	44,012	44,012
- Loan granting	100,495	208,078	242,536
- Obligations to the public	87,842	162,965	162,965
- Dividend payment	(12,508)	(11,491)	(11,491)
- Loan payment	(94,740)	(228,435)	(291,108)
- Obligations to the public payment	81,502)	(169,605)	(178,338)
- Others	(480)	(852)	(1,539)

Net cash flow from Investment Activities	(88,643)	(78,379)	(149,868)
- Fixed assets sales	754	1,588	1,565
- Incorporation of fixed assets	(83,892)	(54,463)	(121,843)
- Others	(5,505)	(25,504)	(29,590)

Total net cash flow for the period	(15,829)	(20,517)	(50,796)
Inflation effect	-	10	(12)
Initial cash balance and cash equivalent	47,049	97,857	97,857
Final cash balance and cash equivalent	31,220	77,350	47,049

The reduction of cash and cash equivalents in the first half of 2007 on the same period of the previous year can be highlighted regarding cash flows, mainly explained by the lower initial cash flow balance from the 2006 period due to higher investment in capital assets, which are largely related to the MDF mill at Cabrero in Chile, which will start up in August 2007, adding a production capacity of 340,000 m3 a year. Moreover, (i) there was a greater cash flow generation capacity from operating activities and (ii) the company could gain access to financial markets, refinancing bank and bond debt, thereby improving its debt maturity profile.

C. Book and Economic Values of Assets and Liabilities

The company’s main assets are its productive plants in Chile and its investments overseas in countries like Argentina, Brazil, Venezuela and Mexico, which are stated pursuant to generally accepted accounting principles. The studies the company normally carries out to analyze the economic value of its productive plants have revealed that such values exceed the respective book values, and provisions are established to adjust such value to market values for those cases deemed necessary and based on evidence.

D. Analysis of the Major Changes in the Period

The company does business in various markets, mainly focused on Chile, the United States, Brazil, Mexico, Argentina and Venezuela. Due to this, the company’s sales and financial income are exposed to the conditions prevailing in each market. The table below shows the breakdown of sales by export market:

	2007	2006	2006
	Jan-Jun	Jan-Jun	Jan-Dec
United States	18.9%	27.8%	26.0%
Chile	15.6%	17.4%	16.3%
Mexico	11.4%	13.6%	13.2%
Brazil	19.4%	15.6%	16.4%
Venezuela	13.4%	8.7%	10.4%
Argentina	8.4%	7.3%	7.9%
Others	12.9%	9.6%	9.8%
Total	100.0%	100.0%	100.0%

The commercial performance in Latin American markets was favorable, reflecting the strong demand for our products, especially MDF and particleboard. There were higher sales in all our markets, except in Mexico where sales dropped 11.0% and in Chile where sales were down 4.4%. Sales in Chile amounted to US$71.5 million in the first half of 2007 against the US$74.8 million in the same period of the previous year. The main reason for this drop in sales was the lower sale of boards to molding producers due to the slowdown in the US market. In the case of Mexico, sales in the first half of 2007 amounted to US$52.3 million against the US$58.7 million in the same period of the previous year. This drop is mainly explained by lower green sawn lumber sales of 40.0%, which was a decrease of -US$9.9 million in the first half of 2007 on the first half of 2006. This drop is explained by phytosanitary issues. The company has addressed this situation by re-routing its green sawn lumber exports to other markets in Central America and by increasing its dry wood exports to Mexico, by leveraging the internal drying capacity or by means of trading, and this is to carry on supplying its customers in Mexico.

We should highlight the lower impact of the US market on the company’s total sales, which dropped from accounting for 27.8% of the total sales in the half-year ended June 30, 2006, to 18.9% in the half-year ended June 30, 2007. This decrease is mainly explained by the slowdown in the construction industry in such market, which led to lower sales of virtually all our products, except solid wood door sales, which rose 12.7% in the first half of 2007 compared with the same period of the previous year. The main decreases in value terms were OSB (-US$17.5 million), MDF moldings (-US$8.9 million) and fingerjoint moldings (-US$7.7 million). Nevertheless, in the case of MDF moldings the company has favored maintaining prices relatively high in the US market and sacrificing volume. This greater available volume of MDF boards was marketed as boards in Latin American markets. In the case of OSB, exports were suspended from our plant in Brazil due to the unfavorable commercial conditions in the United States for this product. We are selling increased volumes of our OSB production, mainly to markets in Brazil and China where we have found markets offering suitable commercial conditions.

Masisa S.A. has increased the diversification of its market risk in the last few years by expanding its productive and commercial operations to other countries. Hence, it currently has plants in Chile, Argentina, Brazil, Venezuela and Mexico. The company also has its own commercial operations in the United States, Colombia, Peru and Ecuador and it exports to a host of countries in America, Asia and Europe. The company thereby avoids the risk exposure of a particular market.

The company also faces the risk in its markets of possible tougher competition or the entry of new players in the board, wood and forest product market.

Masisa S.A. deems it has a sound position in each market in which it participates directly, which enables it to maintain profitable and growing operations. However, the company can not assure these conditions will not change in the future with the entry of new players or tougher competition in the market in which it participates. To address such risks, the company focuses on maintaining its cost leadership, keeping up a strong distribution chain, constantly enhancing its offering of products, and obtaining brand recognition, among others.

The company’s assets and liabilities are exposed to foreign exchange rate fluctuations or those of different currencies than the functional accounting currency (US dollars). The presence of assets and liabilities in currencies other than the US dollar is mainly due to the company’s operations in domestic markets, to domestic sales activities, to investment in assets purchased in the domestic market and to securing internal financing. The following were the balances in non-US dollar currencies and/or expressed in a different currency from the functional currency in the periods analyzed:

Summary of assets and liabilities in non-US dollar currencies
(expressed in thousands of US dollars)

	2007	2006	2006
	Jan-Jun	Jan-Jun	Jan-Dec
Assets	221,742	193,074	190,197
Liabilities	453,291	475,315	419,306
Asset Position (liability)	(231,549)	(282,241)	(229,109)

The company deploys hedging to reduce the exchange rate fluctuation risks, as shown in the respective hedging note.

Based on market conditions, the company’s management establishes policies to secure loans, invest in time deposits and marketable securities with a reverse re-sale agreement and the use of hedging instruments. Depending on the amounts, the board also approves these transactions before they are carried out. The new long-term financing to finance new investment or refinance existing liabilities must be approved by the company’s board of directors. The local management in those countries where Masisa S.A. has operations can secure new short-term loans for their working capital needs in the normal course of business.

E. Risk Analysis

Analysis of Risk Factors

The company faces various market, financial and operational risk factors during the normal course of its business.

- Financial and exchange rate risk:

The company management establishes policies to address the financial risk by using hedging instruments like swaps, forwards, options or futures to hedge the exchange rate and interest rate fluctuation risks.

The company does not use hedging instruments for speculative purposes.

- Operational risk:

Masisa S.A. faces raw material supply risks during the normal course of business, especially chemical resins and wood that are key elements used to produce its products. To minimize such risk, the company has long-term agreements with chemical resin suppliers.

In addition to the forests and plantations the company owns directly in Chile, it is also the main shareholder of Forestal Tornagaleones S.A., which has plantations in Chile and Argentina. Moreover, it has a policy of diversifying its wood residue supply, thereby reducing the dependence on individual suppliers.

During the normal course of business, the company may face risks of damage to its plants, the risk of warehouse loss, damage to third parties, legal contingencies, commercial risks and others. The company management strives to identify such risks to prevent them from happening, minimize the potential adverse effects and/or cover the possible losses from such events with insurance.

Relevant Events

Below there is an overview of the significant events of Masisa S.A. for the first half of 2007, and which the management deems should be made known to the shareholders.

On March 29, 2007, the company informed the Superintendency of Securities and Insurance and the stock markets that, commensurate with the company’s dividend policy for 2006, the Board had agreed to propose to the next Ordinary Shareholders’ Meeting the payment of a compulsory minimum final dividend and an additional final dividend charged to the net income of the period ended December 31, 2006. The total dividend to be distributed shall amount to US$12,466,914.79, which is equivalent to 50% of the distributable net income of the 2006 period amounting to US$24,933,829.57. This dividend of US$0.0021996229 per share shall be paid on May 25, 2007, in Chilean pesos, and according to the “observed” US dollar exchange rate published in the Official Gazette on May 18, 2007.

On April 27, 2007, the company informed the Superintendency of Securities and Insurance and the stock markets in the country that the Ordinary Shareholders’ Meeting of Masisa S.A., held on April 27, 2007 (hereinafter referred to as the “Meeting”), had reached the following agreement: the payment of a compulsory minimum final dividend and an additional final dividend charged to the distributable net income of the period ended December 31, 2006. The total dividend to be distributed amounts to US$12,466,914.79, which is equivalent to 50% of the distributable net income of the 2006 period (30% the compulsory minimum dividend and 20% the additional dividend). Hence, the total dividend per share shall be US$0.0021996229. The dividend shall be paid on May 25, 2007, and the shareholders listed in the Shareholders’ Registry of Masisa S.A. on May 18, 2007, shall be entitled to it. The dividend shall be paid in Chilean pesos, and according to the “observed” US dollar exchange rate published in the Official Gazette on May 18, 2007. The advertisement informing the shareholders of this dividend agreement and the form of payment shall be timely published in the La Segunda newspaper of Santiago.

On May 24, 2007, the company informed the Superintendency of Securities and Insurance and the stock markets in the country that the Board was informed in an ordinary board meeting, held on May 23, 2007, of Mr. Stephan Schmidheiny transferring to his son Alex Max Schmidheiny the faculty of appointing and removing, pursuant to the law applicable, the person acting as Protector of the VIVA Trust, a trust fund constituted according to the laws of the Bahamas. As the Superintendency is aware, in 2003 Mr. Stephan Schmidheiny made an irrevocable donation to the VIVA Trust of the entire shareholding he held in a series of companies, in former Terranova S.A. and in former Masisa S.A., companies that after their merger gave rise to the current Masisa. Commensurate with the organizational structure of the VIVA Trust, there is an Advisory Committee made up of 2 to 7 members, which implements and controls the strategy of the trust and a natural person called the Protector, who is empowered to appoint and remove, pursuant to the law applicable, the members of the Advisory Committee and the Trustee, and who safeguards that such strategy is implemented in keeping with the vision, values and principles established by the founder of the VIVA Trust. Based on the aforementioned organizational structure of the VIVA Trust and the faculty of Mr. Alex Max Schmidheiny to appoint and remove, pursuant to the law applicable, the person acting as the Protector of such trust fund, the company deems that, without a share transfer or purchase arising, there has been a change in the person having the final control of the VIVA Trust administration and hence of Masisa, notwithstanding the fact that such trust fund maintains its majority shareholding and indirect control of the company through its trustee. We would like to highlight that the founder of the VIVA Trust, Mr. Stephan Schmidheiny, and Mr. Alex Max Schmidheiny have no shareholding or financial interest whatsoever in such trust fund, and hence they have no direct or indirect voting power under any circumstance in Masisa, or the power to dispose of Masisa’s shares howsoever. This significant event being informed of has no financial or accounting impact on Masisa. Lastly, we hereby inform the Superintendency that Mr. Roberto Artavia Loría is the Protector of the VIVA Trust and that the Advisory Committee is made up of Mr. Peter Fuchs as president, and Wenceslao Casares, Antonio Espinoza and Jonathan Lash as directors. For further information about the VIVA Trust, its mission and the various activities undertaken through the AVINA Foundation and the initiatives such trust fund has developed, we recommend you visit its website http://www.vivatrust.net

On June 1, 2007, the company signed a binding agreement with (i) the Chilean company Los Boldos S.A. (hereinafter referred to as LBSA), belonging to Diversified International Timber Holdings LLC, a US forestry investment company, and with (ii) the Chilean company GrupoNueva S.A. (hereinafter referred to as NUEVA), belonging to Nueva Holding Inc., the parent company of MASISA; for Forestal Tornagaleones S.A. (hereinafter referred to as FTG) to sell LBSA and NUEVA, respectively, 90% (80% to LBSA and 10% to NUEVA) of its shareholding in Forestal Argentina S.A. (hereinafter referred to as FASA). Moreover, the aforementioned agreement envisages that MASISA will be the direct owner of the remaining 10% and that the three investors develop FASA together. The mentioned deal is part of an agreement between the three investors to explore joint investments in forest assets. The price agreed on for FASA considers a financial value of US$107.2 million for all its assets.

The aforementioned deal envisages a long-term contract for FASA to supply MASISA with wood. The final closing of this purchase and sale agreement is subject to normal commercial conditions for these kinds of deals, to due diligence, and to the authorization from Argentina’s National Border Zone Commission. This sale of 90% of FASA will give MASISA a net income of approximately US$29 million without considering the effects of realizing reserves related to FASA that to date have been recognized in the shareholders’ equity of Masisa. MASISA will use the proceeds of this deal to pay off financial liabilities. By delivering this information, the board of directors agreed to eliminate the confidential nature of the agreement reached by it on March 28, 2007, and that concerns this same issue.

On June 7, 2007, the company informed the Superintendency of Securities and Insurance and the stock markets in the country of the placement of bonds carried out on such date with regard to the line registered in the Securities Registry of the Superintendency of Securities and Insurance under number 356, dated November 10, 2003 (hereinafter referred to as the “Line”). The breakdown is as follows: (a) bonds of UF500,000 of the “F Series” were placed and charged to the Line with a term of 5 years and 4.5 years of grace, at a placement rate of 3.73% per annum; (b) bonds of UF500,000 of the “G Series” were placed and charged to the Line with a term of 5 years and 4.5 years of grace, at a placement rate of 3.72% per annum; and (c) bonds of UF1,500,000 of the “H Series” were placed and charged to the Line with a term of 21 years and 10 years of grace, at a placement rate of 4.64% per annum. The proceeds obtained from the aforementioned placements will be allocated to pre-paying the “A Series” bonds, corresponding to the first issue made and charged to the Line, and to paying or pre-paying the short or long-term liabilities of Masisa S.A. and/or its affiliates.

On July 3, 2007, the company complemented the significant event dated June 1, 2007, sent to the Superintendency of Securities and Insurance and the stock markets in the country, by informing that the amount of realizing reserves related to Forestal Argentina S.A. acknowledged in the shareholders’ equity of MASISA would amount to approximately US$11 million, and the transfer of 90% of Forestal Argentina S.A. would therefore give MASISA a total financial net income of approximately US$40 million.

Apart from what is outlined above, it should be highlighted that there were no other significant events concerning the company in the first half of 2007 which, pursuant to what is set forth in Article 9 and subparagraph 2 of Article 10 of Law 18.045, the administration deems necessary to inform of or disclose.

EXTERNAL AUDITORS

TAX CODE  Nº: 77802430-6
BUSINESS NAME: Ernst & Young Servicios Profesionales de Auditoría

AUTHORIZED PERSON SIGNING

TAX CODE  Nº: 9385460-8
NAME: Rubén López D.

Report of the Independent Auditors
Review of the Interim Financial Statements

Messrs Shareholders and Directors of Masisa S.A.:

1.
We have reviewed the interim consolidated balance sheets of Masisa S.A. and affiliates for the half-year ended June 30, 2007, and the related consolidated statements of income and of cash flows for the half-year ended on that date. These interim financial statements including the related notes are the responsibility of the management of Masisa S.A.. The interim consolidated financial statements of Masisa S.A. and affiliates for the half-year ended on June 30, 2006, were reviewed by other auditors, who issued a report without any provisos of the limited review thereof dated August 11, 2006. The enclosed ratio analysis and significant events do not form an integral part of these financial statements, and this report does not therefore cover them.

2.
We conducted our review in accordance with generally accepted auditing standards in Chile for a review of the interim financial information. A review of the interim financial information mainly entails applying analytical review procedures to the financial statements and consulting the staff in charge of financial and accounting matters. The scope of this review is substantially more limited than an audit conducted according to generally accepted accounting principles in Chile, whose objective is to express an opinion on these financial statements taken as a whole. Hence, the interim consolidated financial statements for the half-year ended June 30, 2007, were not audited and we are not therefore able to express an opinion nor are we doing so.

3.
Based on our review of the interim consolidated financial statements for the half-year ended June 30, 2007, we have no knowledge of major adjustments that should be made to them so they are commensurate with generally accepted accounting principles in Chile.

Name of the authorized person	: Rubén López D.

Tax Code of the authorized person	: 9.385.460-8

Santiago, August 10, 2007

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereto duly authorized,

MASISA S.A.

Date: September 5, 2007	Conf:	/s/ Patricio Reyes U,,
Name: Patricio Reyes U,
General Counsel